      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            BOYD GAMING CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                            NEVADA                                                       88-0242733
                 (State or Other Jurisdiction                                         (I.R.S. Employer
               of Incorporation or Organization)                                   Identification Number)

      2950 SOUTH INDUSTRIAL ROAD, LAS VEGAS, NEVADA 89109, (702) 792-7200 (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrants' Principal Executive Offices)
                            ------------------------

                                  ELLIS LANDAU
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            BOYD GAMING CORPORATION
                           2950 SOUTH INDUSTRIAL ROAD
                            LAS VEGAS, NEVADA 89109
                                 (702) 792-7200
      (Name, Address, Including Zip Code, and Telephone Number, Including
                 Area Code, of Registrants' Agent For Service)
                            ------------------------

                                   COPIES TO:

           ROBERT M. MATTSON, JR. ESQ.                            MARC S. ROSENBERG, ESQ.
             MORRISON & FOERSTER LLP                              CRAVATH, SWAINE & MOORE
            19900 MACARTHUR BOULEVARD                                 WORLDWIDE PLAZA
                    12TH FLOOR                                       825 EIGHTH AVENUE
             IRVINE, CALIFORNIA 92715                          NEW YORK, NEW YORK 10019-7475

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  / /   ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  / /   ________

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
TITLE OF EACH CLASS                     AMOUNT TO BE   PROPOSED MAXIMUM  PROPOSED MAXIMUM
OF SECURITIES TO BE                      REGISTERED     OFFERING PRICE  AGGREGATE OFFERING     AMOUNT OF
REGISTERED                                                 PER SHARE         PRICE(2)     REGISTRATION FEE

- --------------------------------------------------------------------------------

Common Stock                              6,027,201
  $.01 par value......................     shares(1)          N/A         $98,318,716.31     $33,903.01

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Includes shares that the Underwriters have the option to purchase from the Company and certain Selling Stockholders solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on $16.3125, the average of the high and low prices of the Common Stock on May 31, 1996, as reported on the New York
    Stock Exchange Composite Tape.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT
THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            BOYD GAMING CORPORATION

                             CROSS-REFERENCE SHEET

               PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING
      LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-3

               ITEM NUMBER AND HEADING IN
             FORM S-3 REGISTRATION STATEMENT                   LOCATION IN PROSPECTUS
      ---------------------------------------------  ------------------------------------------
  1.  Forepart of this Registration Statement and
      Outside Front Cover Page of Prospectus.......  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus...................................  Inside Front and Outside Back Cover Pages
  3.  Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges.................  Prospectus Summary; Risk Factors
  4.  Use of Proceeds..............................  Prospectus Summary; Use of Proceeds;
                                                     Management's Discussion and Analysis of
                                                     Financial Condition and Results of
                                                     Operations
  5.  Determination of Offering Price..............  Outside Front Cover Page; Underwriting
  6.  Dilution.....................................  Not Applicable
  7.  Selling Security Holders.....................  Principal and Selling Stockholders
  8.  Plan of Distribution.........................  Outside Front Cover Page; Underwriting
  9.  Description of Securities to be Registered...  Prospectus Summary; Capitalization;
                                                     Description of Capital Stock
 10.  Interests of Named Experts and Counsel.......  Legal Matters; Experts
 11.  Material Changes.............................  Pro Forma Consolidated Financial
                                                     Statements
 12.  Incorporation of Certain Information By
      Reference....................................  Incorporation of Certain Documents By
                                                     Reference
 13.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities..................................  Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                             SUBJECT TO COMPLETION
                                  JUNE 7, 1996
PROSPECTUS

5,297,201 SHARES                                                          [LOGO]

BOYD GAMING CORPORATION
COMMON STOCK
($.01 PAR VALUE)

Of the 5,297,201 shares of Common Stock offered hereby (the "Shares"), 4,000,000 Shares are being sold by Boyd Gaming Corporation (the "Company") and 1,297,201 Shares are being sold by the Selling Stockholders (the "Offering"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See "Principal and Selling Stockholders."

The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BYD." On June 6, 1996, the closing sale price of the Common Stock on the NYSE was $16.75 per share. See "Price Range of Common Stock."

Concurrent with the Offering, the Company is offering $200 million aggregate
principal amount of its      % Senior Notes Due 2003 (the "Notes") to the public
(the "Notes Offering" and, collectively with the Offering, the "Offerings"). See "Prospectus Summary -- The Offering -- Concurrent Offering of Notes." Consummation of the Offering is not contingent upon consummation of the Notes Offering, and there can be no assurance that the Notes Offering will be consummated.

SEE "RISK FACTORS" ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NONE OF THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE MISSISSIPPI GAMING COMMISSION, THE MISSOURI GAMING COMMISSION, THE LOUISIANA GAMING CONTROL BOARD OR ANY OTHER GAMING AUTHORITY HAS PASSED UPON THE ADEQUACY
OR ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE COMMON STOCK OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
- --------------------------------------------------------------------------------

                                                                                        PROCEEDS TO
                                      PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                                     PUBLIC(1)         DISCOUNT       COMPANY(1)(2)   STOCKHOLDERS(1)
Per Share......................  $                 $                $                $
Total(2).......................  $                 $                $                $

- --------------------------------------------------------------------------------
(1) Before deducting offering expenses payable by the Company estimated to be $750,000.

(2) The Company and certain Selling Stockholders have granted to the Underwriters 30-day options to purchase up to 730,000 Shares at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Stockholders will be $        , $        , $        , and $        ,
    respectively. See "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the offices of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of The
Depository Trust Company, on or about             , 1996.

SALOMON BROTHERS INC
             GOLDMAN, SACHS & CO.
                            MONTGOMERY SECURITIES
                                        RAYMOND JAMES & ASSOCIATES, INC.

The date of this Prospectus is             , 1996.

                                    [LOGOS]

NEVADA REGION:

STARDUST                                    CALIFORNIA HOTEL                                      FREMONT
SAM'S TOWN                                      ELDORADO                                           JOKERS
LAS VEGAS                                                                                            WILD
                          MAIN STREET                               SAM'S TOWN
                            STATION                                    RENO
                       expected opening                          expected opening
                          end of 1996                               spring 1998
CENTRAL REGION:
SAM'S TOWN                                     SAM'S TOWN                                      PAR-A-DICE
TUNICA                                         KANSAS CITY                           expected acquisition
                                                                                            mid/late 1996
                            SILVER                                TREASURE CHEST
                             STAR                                      CHEST
NEW JERSEY REGION:
                                                STARDUST
                                              ATLANTIC CITY
                                            expected opening
                                                  1999

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                [PHOTOS & MAPS]

LAS VEGAS                                              LAS VEGAS MAP
                                                  DEPICTING SEVEN PROPERTY
                                                         LOCATIONS

            STARDUST
              HOTEL

                                   ATRIUM AT
                                   SAM'S TOWN
                                   LAS VEGAS

                               [PHOTOS AND MAPS]

                                                           THE FREMONT
                                                        AND FREMONT STREET
                                                            EXPERIENCE

RENO
                       RENO MAP
                       DEPICTING
                       LOCATION OF
                       SAM'S TOWN
                       RENO

                          RENDERING OF
                            SAM'S TOWN
                                  RENO

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements included or incorporated in this Prospectus. Unless otherwise indicated, or the context otherwise requires, the term "Company" refers to Boyd Gaming Corporation, a Nevada corporation, and its subsidiaries. See "Risk Factors" for certain factors a prospective investor should consider in evaluating the Company before purchasing the shares of Common Stock offered hereby.

                                  THE COMPANY

     Boyd Gaming Corporation is one of the leading casino entertainment companies in the United States. The Company is a multi-jurisdictional gaming company which currently owns or operates ten casino entertainment facilities, is in the process of constructing its eleventh property, acquiring its twelfth property and acquiring land upon which it intends to construct its thirteenth property. The Company has operated successfully for more than two decades in the highly competitive Las Vegas market and has entered four new gaming jurisdictions in the past two years. The Company owns and operates six facilities in three distinct markets in Las Vegas, Nevada: the Stardust Resort and Casino (the "Stardust") on the Las Vegas Strip; Sam's Town Hotel and Gambling Hall ("Sam's Town Las Vegas"), the Eldorado Casino (the "Eldorado") and the Jokers Wild Casino ("Jokers Wild") on the Boulder Strip; and the California Hotel and Casino (the "California") and the Fremont Hotel and Casino (the "Fremont") in downtown Las Vegas. The Company also owns or manages four facilities in new gaming jurisdictions, all opened during 1994 and 1995. The Company owns and operates Sam's Town Hotel and Gambling Hall, a dockside gaming and entertainment complex in Tunica County, Mississippi that is currently undergoing a hotel and parking garage addition ("Sam's Town Tunica") and Sam's Town Kansas City, a riverboat gaming and entertainment complex in Kansas City, Missouri. The Company manages and owns a minority interest in the Treasure Chest Casino (the "Treasure Chest"), a riverboat casino in Kenner, Louisiana, and manages for the Mississippi Band of Choctaw Indians the Silver Star Hotel and Casino (the "Silver Star"), a land-based casino in the midst of a major expansion project, located near Philadelphia, Mississippi. The Company plans to open Main Street Station Hotel and Casino ("Main Street Station") by the end of calendar year 1996 in downtown Las Vegas, and recently entered into a definitive purchase agreement to acquire a riverboat casino in East Peoria, Illinois (the "Par-A-Dice Acquisition"). The Company is in the process of acquiring land upon which it plans to develop a casino, hotel and entertainment complex in Reno, Nevada ("Sam's Town Reno"). Following the land acquisition, the Company expects to commence construction of Sam's Town Reno by the end of calendar year 1996. In addition, the Company and Mirage Resorts, Inc. ("Mirage") recently announced the signing of a joint venture agreement to jointly develop and own a casino hotel entertainment facility in Atlantic City, New Jersey. Assuming completion of Main Street Station, completion of the Par-A-Dice Acquisition, development of Sam's Town Reno and completion of the expansion projects currently underway at certain of its existing facilities, the Company will own or operate an aggregate of approximately 618,000 square feet of casino space containing approximately 17,850 slot machines and over 610 table games. See "Prospectus
Summary -- Property Data."

     The Company's operating strategy stresses delivering to its primarily middle-income patrons a high-value, customer-friendly casino entertainment experience. To execute this strategy, the Company, on an ongoing basis, reinvests in its properties in order to keep them fresh and competitive, especially with respect to its slot products, and strives to achieve the highest level of customer satisfaction in order to build customer loyalty. The Company also draws upon its long-standing experience in the gaming industry to design each of its facilities to appeal to a broad range of customers within its respective markets and employs sophisticated marketing programs and techniques, including database marketing and consumer research, tailored to accomplish property-specific and company-wide objectives. The Company has successfully developed its Sam's Town western theme into a widely-recognized brand name and has similar plans for the Stardust name. The Company integrates the operations of its facilities to benefit from economies of scale and to foster collaborative generation of new ideas, products and strategies between properties.

     The Company's development and expansion strategy is to grow and further diversify its business through development and acquisition of new facilities and expansion and improvement of its existing properties. The Company masterplans its facilities to accommodate additional development and monitors it operations on an ongoing basis to expand and modify its existing properties as needed to address changing market dynamics, as demonstrated at Sam's Town Tunica and as intended at the Stardust and Sam's Town Las Vegas. The Company seeks expansion opportunities which complement its existing business. To accomplish this, the Company identifies strategic opportunities in established and new gaming jurisdictions that include one or more of the following characteristics: (i) close proximity to large population centers or high volume regional tourist areas, (ii) an imposed or legislated limited competition environment, and (iii) no significant overlap with the Company's existing properties.

NEW DEVELOPMENTS

     On April 26, 1996, the Company entered into a definitive purchase agreement to acquire 100% of the capital stock of Par-A-Dice Gaming Corporation ("Par-A-Dice Gaming") and 100% of the capital stock of East Peoria Hotel, Inc. ("EPH"), each an Illinois corporation, for an aggregate consideration of approximately $175 million. The Company expects to use borrowings under its New Bank Credit Facility (as defined herein) to fund the Par-A-Dice Acquisition. See "Use of Proceeds." Par-A-Dice Gaming is the owner and operator of the Par-A-Dice Riverboat Casino in East Peoria, Illinois, and EPH is the general partner of a limited partnership which is developing a 204-room full-service hotel (the "Par-A-Dice Hotel") located immediately adjacent to the Par-A-Dice Riverboat Casino (the Par-A-Dice Riverboat Casino and the Par-A-Dice Hotel are together referred to herein as the "Par-A-Dice"). The Par-A-Dice is located in East Peoria, Illinois, approximately 170 miles from Chicago and features a state-of-the-art riverboat casino with gaming on four levels and non-gaming amenities, including three restaurants and the Par-A-Dice Hotel which is scheduled to be completed in the fall of 1996.

     The Company has identified a site in Reno, Nevada upon which it plans to develop Sam's Town Reno, a $92 million casino, hotel and entertainment complex, featuring the Sam's Town brand name and western theme. Sam's Town Reno is planned to include a 33,000 square foot casino, a hotel with 211 guest rooms and suites, five restaurants, an outdoor arena, an events center and various other amenities. The Company is in the process of acquiring the site and is currently planning to commence construction of the project by the end of calendar year 1996, with the opening occurring as early as spring 1998.

     On May 29, 1996, the Company, through a wholly-owned subsidiary, entered into a joint venture agreement with a subsidiary of Mirage (the "Mirage Joint Venture") to jointly develop and own a casino hotel entertainment facility in Atlantic City, New Jersey (the "Atlantic City Project"). The Atlantic City Project, which is expected to cost approximately $500 million, is planned to be one component of a multi-facility casino entertainment development, master-planned by Mirage for the Marina district of Atlantic City. Pursuant to the joint venture agreement, the Company will control the development and operation of the Atlantic City Project. The Atlantic City Project will be adjacent and connected to Mirage's planned wholly-owned resort. Construction is anticipated to begin after completion of the environmental remediation of the property and is expected to take approximately 24 months to complete. The Mirage Joint Venture will give the Company a presence in Atlantic City, the primary casino gaming market serving the eastern United States.

     In addition to the Par-A-Dice Acquisition and the above-mentioned expansion and development projects, the Company continues to consider development opportunities in established and new gaming markets as well as expansion of its existing facilities. The Company is currently exploring expansion opportunities at certain of its Las Vegas properties, including further development of its 61-acre Stardust site and its 63-acre Sam's Town Las Vegas site.
                             ----------------------

     The Company was incorporated in Nevada in 1988 to serve as a holding company for California Hotel and Casino ("CH&C") which was incorporated in 1973. The executive offices of the Company are located at 2950 South Industrial Road, Las Vegas, Nevada 89109, and its telephone number is (702) 792-7200.

                                 PROPERTY DATA

     The following table sets forth certain information regarding the Company's properties. Certain of these properties are in various stages of expansion or development or in the process of being acquired. There can be no assurance that such properties will contain the casino square footage, gaming units, hotel rooms or restaurants as set forth below when and if such expansion, development or acquisition is completed. See "Risk Factors -- Expansion to Other Locations; Additional Financing Requirements," "-- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Mirage Joint Venture Project" and "Business -- New Developments."

                                      CASINO SPACE     SLOT     TABLE   HOTEL                  LAND
                                       (SQ. FT.)     MACHINES   GAMES   ROOMS   RESTAURANTS   (ACRES)
                                      ------------   --------   -----   -----   -----------   -------
LAS VEGAS STRIP
Stardust Resort and Casino..........      87,000       1,976      76    2,320         7          61
DOWNTOWN LAS VEGAS
California Hotel and Casino.........      36,000       1,130      38     781          5          16
Fremont Hotel and Casino............      32,000       1,106      31     452          5           2
Main Street Station Hotel and
  Casino(a).........................      28,500         900      25     404          3          15
BOULDER STRIP
Sam's Town Las Vegas................     118,000       2,763      55     650         12          63
Eldorado Casino.....................      16,000         558      11      --          3           4
Jokers Wild Casino..................      22,500         647      13      --          2          13
NORTHERN NEVADA
Sam's Town Reno(b)..................      33,000       1,200      36     211          5         100
CENTRAL REGION
Sam's Town Tunica (c)...............      75,000       1,806      78     858          5         150
Sam's Town Kansas City..............      28,000       1,018      65      --          5          34
Silver Star Hotel and Casino(d).....      85,000       2,906      89     503          5          20
Treasure Chest Casino...............      24,000         855      54      --          4          --
Par-A-Dice (e)......................      33,000         997      42     204          3          19
                                                                                     --
                                         -------      ------     ---    -----                   ---
     Total (f)......................     618,000      17,862     613    6,383        64         497
                                         =======      ======     ===    =====        ==         ===

- ---------------
(a) The information presented reflects Main Street Station after its completion, which is expected to be completed by the end of calendar year 1996.

(b) The information presented reflects Sam's Town Reno, after consummation of the pending land acquisition and completion of the project, which is expected to be completed as early as spring 1998.

(c) The information presented reflects Sam's Town Tunica after completion of the expansion, which is expected to be completed by the end of calendar year 1996. Prior to the expansion, Sam's Town Tunica had 508 hotel rooms.

(d) The information presented reflects the Silver Star after completion of the expansion, which is expected to be completed in early calendar year 1997. Prior to the expansion, the Silver Star had 66,000 square feet of casino space, 1,885 slot machines, 81 table games, 100 hotel rooms and four restaurants.

(e) Pending acquisition. Reflects the Par-A-Dice Hotel after its construction which is expected to be completed by the end of calendar year 1996.

(f) Includes 504,500 square feet of casino space, 13,744 slot machines, 502 table games, 4,811 hotel rooms, 52 restaurants and 363 acres of land at existing properties, prior to completion of any expansion projects.

                                  THE OFFERING

Common Stock Offered:
  By the Company............................    4,000,000 Shares(a)
  By the Selling Stockholders...............    1,297,201 Shares(a)
Common Stock to be Outstanding after the
  Offering(a)(b)............................    61,119,365 Shares
Use of Proceeds.............................    The net proceeds of the Offering will be
                                                used to reduce indebtedness outstanding
                                                under the Company's and CH&C's $500 million
                                                reducing revolving bank credit facility
                                                ("New Bank Credit Facility") and increase
                                                the availability thereunder and for general
                                                corporate purposes. The Company expects to
                                                use borrowings under the New Bank Credit
                                                Facility to fund the Par-A-Dice Acquisition.
                                                See "Use of Proceeds."
Concurrent Offering of Notes................    Concurrently with the Offering, the Company
                                                is offering $200 million of Senior Notes of
                                                the Company (the "Notes Offering"). The
                                                Offering is not contingent upon consummation
                                                of the Notes Offering, and there can be no
                                                assurance that the Notes Offering will be
                                                consummated. The net proceeds to the Company
                                                from the Notes Offering will be used to
                                                reduce outstanding indebtedness under its
                                                New Bank Credit Facility.
NYSE Symbol.................................    BYD

- ---------------

(a) Excludes 600,000 and 130,000 Shares, respectively, subject to the Underwriters' over-allotment options from the Company and certain Selling Stockholders. See "Underwriting."

(b) Excludes          Shares reserved for issuance upon the exercise of stock
    options outstanding as of June   , 1996 under the Company's stock option
    plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The consolidated financial information set forth below has been derived from the Consolidated Financial Statements of the Company for the respective periods presented and is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial and statistical data included elsewhere or incorporated in this Prospectus.

                                   NINE MONTHS
                                      ENDED
                                    MARCH 31,                     FISCAL YEAR ENDED JUNE 30,
                               -------------------   ----------------------------------------------------
                                 1996       1995       1995       1994       1993       1992       1991
                               --------   --------   --------   --------   --------   --------   --------
                                               (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA
Net revenues.................  $581,509   $492,385   $660,340   $468,219   $431,174   $406,804   $349,932
Operating income.............    81,752     80,818    110,570     54,248     62,919     47,395     37,748
Interest expense, net(a).....    38,335     36,258     46,371     36,093     32,378     37,762     34,545
Income before cumulative
  effect of a change in
  accounting principle and
  extraordinary item.........    26,102     24,295     36,249     10,650     20,134      6,114        752
Income before extraordinary
  item.......................    26,102     24,295     36,249     12,685     20,134      6,114        752
Net income...................    26,102     24,295     36,249     12,685     12,737      6,114        752
Net income (loss) per common
  share......................  $0.46....  $   0.43   $   0.64   $   0.23   $   0.22   $   0.09   $  (0.02)
Weighted average common
  shares outstanding.........    57,038     56,852     56,870     54,297     48,582     48,946     49,648
OTHER OPERATING DATA
Depreciation and
  amortization...............    45,868     40,953     54,518     42,136     39,450     38,853     31,957
Preopening expense...........    10,004         --         --      4,605         --         --         --
Capital expenditures.........    59,153     82,150    183,299    326,829     24,485     18,702    104,042

                                                                                            MARCH 31,
                                                                                               1996
                                                                                          --------------
                                                                                          (IN THOUSANDS)
BALANCE SHEET DATA
Total assets...........................................................................      $941,953
Long-term debt (excluding current portion).............................................       548,034
Stockholders' equity...................................................................       230,067

- ---------------
(a) Net of interest income and amounts capitalized.

                 PRO FORMA SUMMARY CONSOLIDATED FINANCIAL DATA

     The following pro forma summary consolidated financial information for the Company reflects the Par-A-Dice Acquisition. The pro forma consolidated income statement data for the nine months ended March 31, 1996 and for the year ended June 30, 1995 has been presented as if the Par-A-Dice Acquisition occurred on July 1, 1994. The pro forma consolidated balance sheet data as of March 31, 1996 has been presented as if the Par-A-Dice Acquisition occurred on March 31, 1996. The pro forma information set forth below should be read in conjunction with the consolidated financial statements of the Company, the consolidated financial statements of Par-A-Dice Gaming and the pro forma consolidated financial statements (including the notes to such financial statements) included elsewhere or incorporated in this Prospectus. The operating results for the nine months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year.

                                                NINE MONTHS ENDED                     FISCAL YEAR ENDED
                                                 MARCH 31, 1996                         JUNE 30, 1995
                                       -----------------------------------   -----------------------------------
                                        COMPANY     PAR-A-DICE    COMPANY     COMPANY     PAR-A-DICE    COMPANY
                                       HISTORICAL   HISTORICAL   PRO FORMA   HISTORICAL   HISTORICAL   PRO FORMA
                                       ----------   ----------   ---------   ----------   ----------   ---------
                                                                    (IN THOUSANDS)
INCOME STATEMENT DATA
Net revenues.........................   $ 581,509    $ 79,909    $661,418     $ 660,340    $100,017    $760,357
Operating income.....................      81,752      21,996     101,248       110,570      26,980     134,216
Interest expense, net(a).............      38,335         611      48,051        46,371         979      59,556
Net income...........................      26,102      21,074      32,431        36,249      25,493      42,951
OTHER OPERATING DATA
Depreciation and amortization........      45,868       3,306      51,674        54,518       4,426      62,278
Preopening expense...................      10,004          --      10,004            --          --          --
Capital expenditures.................      59,153      11,316      70,469       183,299       2,517     185,816

                                                                                      MARCH 31, 1996
                                                                                   ---------------------
                                                                                    ACTUAL    PRO FORMA
                                                                                   --------   ----------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA
Total assets....................................................................   $941,953   $1,128,313
Long-term debt (excluding current portion)......................................    548,034      728,809
Stockholders' equity............................................................    230,067      230,067

- ---------------
(a) Net of interest income and amounts capitalized.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within the Prospectus generally (including the documents incorporated by reference therein). Also, documents subsequently filed by the Company with the Commission may contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated by reference in the Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. Before making a decision to purchase any of the securities described in this Prospectus, prospective investors should carefully consider the following factors.

LEVERAGE AND DEBT SERVICE

     At March 31, 1996, the Company had total consolidated long-term debt (excluding current portion) of approximately $548 million, including $228 million under its Former Bank Credit Facilities (as defined herein) which the
Company replaced with the New Bank Credit Facility on June   , 1996. The New
Bank Credit Facility is a five-year, $500 million reducing revolving credit facility. Debt service requirements on the New Bank Credit Facility consists of interest expense on outstanding indebtedness. Beginning in December 1998, the total principal amount available under the New Bank Credit Facility will be reduced by $25 million and reduced by an additional $50 million at the end of each six-month period thereafter. Debt service requirements on the 11% Senior Subordinated Notes due 2002 (the "11% Notes") issued by a financing subsidiary of CH&C consist of semi-annual interest payments and repayment of the $185 million principal amount on December 1, 2002, and debt service requirements under the Company's 10.75% Senior Subordinated Notes due 2003 (the "10.75% Notes") consist of semi-annual interest payments and repayment of the $150 million principal amount on September 1, 2003. The Company expects to fund the Par-A-Dice Acquisition from borrowings under the New Bank Credit Facility. The Company also will fund its existing $40 million expansion project for Sam's Town Tunica, the $45 million renovation, expansion and re-equipping of Main Street Station, the $92 million Sam's Town Reno project and its subsidiary's capital contributions to the Mirage Joint Venture with borrowings under its New Bank Credit Facility, proceeds from the Offerings and other financing to the extent not funded from cash flow from operations. The Company's ability to service its debt will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. Accordingly, no assurance can be given that the Company will maintain a level of operating cash flow that will permit it to service its obligations. If the Company is unable to generate sufficient cash flow or is unable to refinance or extend outstanding amounts, it will have to adopt one or more alternatives, such as reducing or delaying planned expansion and capital expenditures, selling assets, restructuring debt or obtaining additional equity capital. There is no assurance that any of these financing strategies could be effected on satisfactory terms. In addition, certain states' laws contain restrictions on the ability of companies engaged in the gaming business to undertake certain financing transactions. Such restrictions may prevent the Company from obtaining necessary capital. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Risk
Factors -- Expansion to Other Locations; Additional Financing Requirements" and "-- Governmental Regulation; Environmental Risks."

UNCERTAINTIES OF CONSUMMATION OF THE PAR-A-DICE ACQUISITION AND DEVELOPMENT OF SAM'S TOWN RENO AND THE MIRAGE JOINT VENTURE PROJECT

     On April 26, 1996, the Company entered into a definitive stock purchase agreement for the Par-A-Dice Acquisition. The Par-A-Dice Acquisition is subject to regulatory approvals, including the approval of the Illinois Gaming Board and the Mississippi Gaming Commission. No assurance can be given that the necessary approvals will be received. The Company has no prior experience in Illinois, and no assurance can be given that the Company will be able to compete successfully in this market. Furthermore, the Par-A-Dice Acquisition is subject to certain closing conditions, and there can be no assurance that the acquisition will be completed according to the terms currently contemplated.

     The Company has reached preliminary agreement for the acquisition of a 100-acre parcel of land upon which it plans to build a casino hotel and entertainment complex in Reno, Nevada. The development of Sam's Town Reno is subject to a number of contingencies, including, but not limited to, execution of a definitive acquisition agreement, approval of, and licensing by, the Nevada gaming authorities, land-use permits, building and zoning permits and liquor licenses. Accordingly, there can be no assurance that Sam's Town Reno will be completed according to the terms currently contemplated, if at all.

     On May 29, 1996, the Company entered into a joint venture agreement with Mirage to jointly develop and own a casino hotel entertainment facility in the Marina district of Atlantic City, New Jersey. The casino hotel project contemplated by the Mirage Joint Venture is subject to a number of contingencies, including, but not limited to, approval and funding by government authorities of highway improvements necessary to accommodate the additional traffic that would be generated to and from the Marina district, approval of, and licensing by, the New Jersey gaming authorities, state and local land-use permits, building and zoning permits, liquor licenses and funding requirements. Accordingly, there can be no assurance that the Atlantic City Project will be completed according to the terms currently contemplated, if at all. In addition, the Company has no prior experience in New Jersey, and no assurance can be given that, if the project is completed, the Company will be able to successfully compete in this market. See "Business -- New Developments."

EXPANSION TO OTHER LOCATIONS; ADDITIONAL FINANCING REQUIREMENTS

     The Company is engaged in several projects to expand its operations, and regularly evaluates development and expansion opportunities. See
"Business -- Properties." Each of these projects will be subject to the many risks inherent in the establishment of a new business enterprise, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing a marketing strategy in new markets. There can be no assurance that any of these projects will become operational within the time frames and budgets currently contemplated or at all. Moreover, the Company will incur significant costs and expenses in connection with its current expansion projects. There can be no assurance that these expenditures will ultimately result in the establishment of profitable operations.

     Many permits, licenses and approvals necessary for the Company's expansion projects have not yet been obtained. The scope of the approvals required for projects of this nature is extensive, including, without limitation, gaming approvals, state and local land-use permits, building and zoning permits and liquor licenses. Unexpected changes or concessions required by local, state or federal regulatory authorities could involve significant additional costs and delay the scheduled openings of the facilities. There can be no assurance that the Company will receive the necessary permits, licenses and approvals or that such permits, licenses and approvals will be obtained within the anticipated time frame. In addition, although the Company designs its expansion projects for existing facilities to minimize disruption of business operations, major expansion projects, such as those currently underway at Sam's Town Tunica and the Silver Star and those currently being considered for the Stardust and Sam's Town Las Vegas, require, from time to time, portions of the casino and parking areas to be closed and disrupt portions of existing casino or hotel operations to some extent. Any significant disruption in casino or hotel operations could have a material adverse effect on the Company's business and results of operations.

     The Company intends to finance its current and future expansion projects primarily with cash flow from operations, borrowings under its New Bank Credit Facility, proceeds from the Offerings, and vendor and other financing, which may include additional borrowings to the extent permitted under its existing debt agreements and funds obtained through public offerings and/or private placements of equity and debt securities. No assurance can be given that the aforementioned sources of funds will be sufficient to finance the Company's expansion or that other financing will be available on acceptable terms, in a timely manner or at all. In addition, the 11% Notes, the 10.75% Notes, the New Bank Credit Facility and the

Notes contain certain restrictions on the ability of the Company to incur additional indebtedness. See "Risk Factors -- Holding Company Structure and Dividend Limitations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

     The gaming industry is highly competitive. Gaming activities include: traditional land-based casinos; riverboat and dockside gaming; casino gaming on Indian land; state-sponsored lotteries; video poker in restaurants, bars and hotels; pari-mutuel betting on horse racing, dog racing and jai-alai; sports bookmaking and card rooms. The casinos owned, managed and being developed by the Company compete and will in the future compete with all these forms of gaming and will compete with any new forms of gaming that may be legalized in existing and additional jurisdictions, as well as with other types of entertainment. The Company also competes with other gaming companies for opportunities to acquire legal gaming sites in emerging and established gaming jurisdictions and for the opportunity to manage casinos on Indian land. Some of the competitors of the Company have greater financial and other resources than the Company. Such competition in the gaming industry could adversely affect the Company's ability to compete for new gaming opportunities. In addition, further expansion of gaming into new jurisdictions could also adversely affect the Company's business by diverting its customers to competitors in such new jurisdictions. In particular, the expansion of casino gaming in or near any geographic area from which the Company attracts or expects to attract a significant number of its customers could have a material adverse effect on the Company's business.

GOVERNMENTAL REGULATION; ENVIRONMENTAL RISKS

     The ownership and operation of the Company's gaming facilities and the Par-A-Dice are subject, and the Atlantic City Project will be subject, to extensive regulation by state and local regulatory authorities. Nevada, Mississippi, Missouri, Louisiana, Illinois and New Jersey have each promulgated detailed regulations governing gaming operations. Regulatory authorities in these states have broad powers with respect to the licensing of casino operations, and may revoke, suspend, condition or limit the Company's gaming licenses, impose substantial fines and take other actions, any one of which could have a material adverse effect on the Company's business. Directors, officers and certain key employees of the Company must also be approved by certain state regulatory authorities. If state regulatory authorities were to find a person occupying any such position unsuitable, the Company would be required to sever its relationship with that person. Charles L. Ruthe, President and a director of the Company, has been on a leave of absence as President and a director of the Company since September 1995 pending investigation by the Missouri Gaming Commission of certain matters relating to Mr. Ruthe's suitability to hold a Missouri gaming license. There can be no assurance that Mr. Ruthe's application for a Missouri gaming license will be granted. Certain public issuances of securities and certain other transactions by the Company also require the approval of certain state regulatory authorities. In addition, Mississippi gaming authorities must approve any future expansion of the Company's gaming operations outside of Mississippi.

     The Company operates the Silver Star pursuant to a management agreement with the Mississippi Band of Choctaw Indians. The operation and management of the Silver Star is subject to the regulating authority of the National Indian Gaming Commission ("NIGC") and the Choctaw Gaming Commission. Under the Indian Gaming Regulatory Act of 1988 ("IGRA"), management contracts for Indian gaming facilities must be approved by the NIGC. In addition, the Company, its directors, persons with management responsibility, certain owners of the Company and certain persons with a financial interest in the management agreement as determined by the NIGC and the Choctaw Gaming Commission must provide background information and be investigated by the NIGC and the Choctaw Gaming Commission and be approved in connection with the approval of a management contract by the NIGC and issuance of a license to the Company to operate a gaming facility by the Choctaw Gaming Commission. Persons who acquire beneficial ownership of the Company's securities may be subject to certain reporting and qualification procedures established by the NIGC and the Choctaw Gaming Commission. Such limitations could adversely affect the marketability of the Common Stock or could affect or prevent certain corporate transactions, including mergers or other business combinations.

     The Company is subject to a variety of regulations in the states in which it operates. If additional gaming regulations are adopted in a state in which the Company operates, such regulations could impose restrictions or costs that could have a material adverse effect on the Company. From time to time, various proposals have been introduced in some of the legislatures of the states in which the Company has existing or planned operations that, if enacted, would adversely affect the tax, regulatory, operational or other aspects of the gaming industry and the Company. No assurance can be given that such legislation will not be enacted. The federal government has also previously considered a federal tax on casino revenues and may consider such tax in the future. In addition, gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees could adversely affect the Company.

     The Company is subject to certain federal, state and local safety and health laws, regulations and ordinances that apply to non-gaming businesses generally, such as the Clean Air Act, Clean Water Act, Occupational Safety and Health Act, Resource Conservation Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act. The Company has not made, and does not anticipate making, material expenditures with respect to such environmental laws and regulations. However, the coverage and attendant compliance costs associated with such laws, regulations and ordinances may result in future additional costs to the Company's operations. For example, in 1990 the U.S. Congress enacted the Oil Pollution Act to consolidate and rationalize mechanisms under various oil spill response laws. Pursuant to the Oil Pollution Act, the Department of Transportation implemented regulations requiring owners and operators of certain vessels to establish and maintain through the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liability under both the Oil Pollution Act and the Comprehensive Environmental Response, Compensation and Liability Act for discharges or threatened discharges of oil or hazardous substances. This requirement may be satisfied by either proof of adequate insurance (including self-insurance) or the posting of a surety bond or guaranty.

     The riverboats operated by the Company must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety. Each of them must hold a Certificate of Seaworthiness or must be approved by the American Bureau of Shipping ("ABS") for stabilization and flotation, and may also be subject to local zoning and building codes. The U.S. Coast Guard requirements establish design standards, set limits on the operation of the vessels and require individual licensing of all personnel involved with the operation of the vessels. Loss of a vessel's Certificate of Seaworthiness or ABS approval would preclude its use as a floating casino. In addition, U.S. Coast Guard regulations require a hull inspection at a U.S. Coast Guard-approved dry docking facility for all cruising riverboats at five-year intervals. Currently, the closest such facility to Sam's Town Kansas City is located in St. Louis, Missouri. The travel to and from such docking facility, as well as the time required for inspections and any necessary repairs of the Sam's Town Kansas City and Treasure Chest riverboats, and, if the Par-A-Dice Acquisition is consummated, the Par-A-Dice riverboat, could be significant. The loss of a dockside casino or riverboat casino from service for any period of time could adversely affect the Company's operating results.

MANAGEMENT CONTRACT OF LIMITED DURATION

     The management contract for the Silver Star, which is owned by the Mississippi Band of Choctaw Indians, expires in July 2001. The Company must submit any renewal of the management contract to the NIGC, which has the right to review management contracts. There can be no assurance that the current management contract will be renewed upon expiration or approved by the NIGC upon any such review. The failure to renew the Company's management contract would result in the loss of revenues to the Company derived from the Silver Star management contract which could have an adverse effect on the Company. The NIGC also has the right to review contracts and has the authority to reduce the term of a management contract or the management fee or otherwise require modification of the contract, which could have an adverse effect on the Company.

RELIANCE ON CERTAIN MARKETS

     The California and the Fremont derive a substantial portion of their customers from the Hawaiian market. In fiscal 1995, patrons from Hawaii made up over 90% of the room nights at the California and over 60% at the Fremont. An increase in fuel costs or transportation prices, a decrease in airplane seat availability or a deterioration of relations with tour and travel agents, as they affect travel between the Hawaii markets and the Company's facilities, could materially adversely affect the Company's results. The Company's Las Vegas properties also draw a substantial number of customers from certain other specific geographic areas, including Southern California, Arizona, Las Vegas and the Midwest. Sam's Town Tunica draws patrons from northern Mississippi, western Tennessee (principally Memphis) and Arkansas. The Treasure Chest appeals primarily to local market patrons and attracts patrons from the western suburbs of New Orleans. The Silver Star draws customers from central Mississippi, including the greater Jackson area, and central Alabama, including Birmingham, Montgomery and Tuscaloosa. Sam's Town Kansas City draws customers from the greater Kansas City metropolitan area, as well as from other parts of Missouri and Kansas. The Par-A-Dice draws customers not only from the greater Peoria area but also from Chicago, Indiana, Iowa and Missouri. Adverse economic conditions in any of these markets, or the failure of the Company's facilities to continue to attract customers from these geographic markets as a result of increased competition in those markets, could have a material adverse effect on the Company's operating results.

HOLDING COMPANY STRUCTURE AND DIVIDEND LIMITATIONS

     Because the Company is a holding company, its ability to pay dividends will be dependent upon the ability of its subsidiaries and controlled entities to pay dividends and make distributions to the Company. The New Bank Credit Facility prohibits the Company from declaring or paying dividends if, before or after giving effect to such dividend an Event of Default, as defined in the New Bank Credit Facility, exists or would exist. In addition, the New Bank Credit Facility imposes a requirement that the Company's tangible net worth not fall below certain specified levels, which could effectively impose limitations on the Company's ability to pay dividends. The indenture governing the 11% Notes restricts dividends and distributions to the Company totaling more than $15 million plus 50% of Consolidated Net Income (as defined in such indenture). These limitations substantially restrict CH&C's ability to provide funds for other Company developments and operations. As a result, subsidiaries of the Company (other than subsidiaries of CH&C) will be required to fund their developments and operations primarily with funds from other sources. Although the proceeds from the sale of the Common Stock offered hereby and existing cash balances will be available to finance non-CH&C developments and operations, no assurance can be given that additional financing for non-CH&C projects will be available on acceptable terms, in a timely manner or at all.

VOLATILITY OF STOCK PRICE

     The market prices of securities of companies whose future operating results are highly dependent on specific developments, such as passage or defeat of relevant gaming legislation or related initiatives, are often highly volatile. Announcements concerning legislation approving or defeating gaming, other governmental actions, developments in the gaming industry generally, announcements by the Company or by competitors, results of the Company's operations and stock market conditions generally may have a significant impact on the market price of the Common Stock. In addition, sales of substantial amounts of Common Stock in the public market by the Company's major stockholders could have an adverse effect on the price of the Common Stock.

CONCENTRATION OF OWNERSHIP

     William S. Boyd, Chairman and Chief Executive Officer of the Company, together with his immediate family, will beneficially own or control approximately 50.9% (50.3% if the Underwriters' over-allotment options are exercised in full) of the Common Stock of the Company after this Offering. Therefore, the Boyd family will continue to have the ability to elect all of the directors of the Company and approve or disapprove any other matters submitted to a vote of the Company's stockholders, including a merger, consolidation or sale of assets.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering, after deduction of selling and offering expenses, are estimated to be approximately $62.9 million ($72.4 million if the Underwriters' over-allotment options are exercised in full). The Company intends to use the net proceeds from the Offering to reduce outstanding indebtedness under its New Bank Credit Facility and for general corporate purposes. If the concurrent Notes Offering is consummated, the net proceeds to the Company from that offering are estimated to be approximately $195 million. The Company intends to use those net proceeds to reduce outstanding indebtedness under its New Bank Credit Facility.

     Borrowings under the New Bank Credit Facility mature in June 2001 and bear interest based on the agent bank's reference rate or the London Interbank
Offered Rate, at the Company's discretion. As of June   , 1996, the interest
rate for the New Bank Credit Facility was      % per annum. The indebtedness
under the New Bank Credit Facility was used to pay outstanding amounts under the Company's and certain of its subsidiaries' former bank credit facilities ("Former Bank Credit Facilities") and for general corporate purposes. The Company expects to incur substantial additional borrowings under the New Bank Credit Facility to fund the Par-A-Dice Acquisition and as necessary on a periodic basis in connection with the completion of construction at Sam's Town Tunica, Main Street Station, Sam's Town Reno, the Company's capital contributions to the Mirage Joint Venture and for general corporate purposes, including certain elements of other planned improvements and expansions at the Company's existing facilities. In addition, the Company may use borrowings under the New Bank Credit Facility to fund the redemption of the 10.75% Notes which become redeemable in September 1996. For a description of the New Bank Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending use of the net proceeds as set forth above, the Company intends to invest such funds in short-term, interest bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth, for the calendar quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape.

                                                                            HIGH         LOW
                                                                            ----         ---
1994
  First Quarter...........................................................   19 3/8      13  1/2
  Second Quarter..........................................................   15 7/8      10  5/8
  Third Quarter...........................................................   15          11  7/8
  Fourth Quarter..........................................................   14 3/4      10  1/2
1995
  First Quarter...........................................................   14 1/4      10  1/2
  Second Quarter..........................................................   18 5/8      13  1/8
  Third Quarter...........................................................   16 3/4      13  1/2
  Fourth Quarter..........................................................   15 1/8      10
1996
  First Quarter...........................................................   12 7/8      10  3/4
  Second Quarter (through June 6, 1996)...................................   16 7/8      11  1/8

     On June 6, 1996, the closing sales price of the Common Stock on the NYSE was $16 3/4 per share. On that date, the Company had approximately 1,952 holders of record of its Common Stock.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its Common Stock to date. The Company currently anticipates that it will retain future earnings to fund the development and growth of its business and does not anticipate paying cash dividends in the foreseeable future. Restrictions imposed by commercial lenders and noteholders may also limit the ability of the Company to pay cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Risk Factors -- Holding Company Structure and Dividend Limitations."

                                 CAPITALIZATION

     The following sets forth (i) the consolidated capitalization of the Company as of March 31, 1996, (ii) such capitalization, as adjusted to give effect to the Offerings (without giving effect to the exercise of the Underwriters' over-allotment options) and the New Bank Credit Facility, and (iii) the capitalization as adjusted and pro forma to reflect the Par-A-Dice Acquisition. This table should be read in conjunction with the pro forma consolidated financial statements of the Company and the consolidated financial statements of the Company and of Par-A-Dice Gaming which are included elsewhere or incorporated in this Prospectus.

                                                                       MARCH 31, 1996
                                                            ------------------------------------
                                                                       AS ADJUSTED
                                                                         FOR THE     AS ADJUSTED
                                                                       OFFERINGS/      AND PRO
                                                                        NEW BANK      FORMA FOR
                                                                         CREDIT      PAR-A-DICE
                                                             ACTUAL     FACILITY     ACQUISITION
                                                            --------   -----------   -----------
                                                                       (IN THOUSANDS)
Cash, cash equivalents and marketable securities..........  $ 51,918    $  78,018    $    58,637
                                                            ========     ========     ==========
Long-term debt, including current portion
  Notes payable under Former Bank Credit Facilities(a)....  $228,250    $      --    $        --
  Notes payable under New Bank Credit Facility(b).........        --           --        155,675
    % Notes due 2003......................................        --      200,000        200,000
  11% Senior Subordinated Notes due 2002(c)...............   185,000      185,000        185,000
  10.75% Senior Subordinated Notes due 2003(d)............   150,000      150,000        150,000
  Other...................................................    25,441       25,441         25,441
                                                            --------     --------     ----------
     Total long-term debt.................................   588,691      560,441        716,116
Stockholders' equity......................................   230,067      292,219        292,219
                                                            --------     --------     ----------
     Total capitalization.................................  $818,758    $ 852,660    $ 1,008,335
                                                            ========     ========     ==========

- ---------------
(a) Borrowings under the Company's and its subsidiaries' Former Bank Credit Facilities at March 31, 1996 represented obligations of subsidiaries of the Company as follows: $144.3 million for CH&C; $54.0 million for Sam's Town Tunica; and $30.0 million for Sam's Town Kansas City.

(b) Represents borrowings under the New Bank Credit Facility to fund the Par-A-Dice Acquisition.

(c) The 11% Notes are obligations of California Hotel Finance Corporation, a wholly-owned special purpose subsidiary of CH&C and are guaranteed on a senior subordinated basis by CH&C.

(d) The 10.75% Notes are obligations of the Company.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below as of and for the fiscal years ended June 30, 1995 and 1994, and for the fiscal year ended June 30, 1993, have been derived from audited consolidated financial statements audited by Deloitte & Touche LLP and contained elsewhere in this Prospectus. The selected consolidated financial data presented below as of June 30, 1993, and as of and for the fiscal years ended June 30, 1992 and 1991, have been derived from audited consolidated financial statements of the Company not contained herein. The selected consolidated financial data presented below as of March 31, 1996 and for the nine months ended March 31, 1996 and 1995 have been derived from unaudited consolidated financial statements of the Company. Management believes that the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. Operating results for the nine months ended March 31, 1996 and the fiscal years shown below are not necessarily indicative of the results that may be expected for the full fiscal year.

                                                     NINE MONTHS
                                                   ENDED MARCH 31,                      FISCAL YEAR ENDED JUNE 30,
                                                 --------------------    --------------------------------------------------------
                                                   1996        1995        1995        1994        1993        1992        1991
                                                 --------    --------    --------    --------    --------    --------    --------
                                                                    (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA
Net revenues...................................  $581,509    $492,385    $660,340    $468,219    $431,174    $406,804    $349,932
Operating expense..............................   499,757     411,567     549,770     413,971     368,255     359,409     312,184
                                                 --------    --------    --------    --------    --------    --------    --------
Operating income...............................    81,752      80,818     110,570      54,248      62,919      47,395      37,748
Interest expense(a)............................    38,335      36,258      46,371      36,093      32,378      37,762      34,545
Gain (loss) on investment......................        --          --          --          --       1,062          --      (1,820)
                                                 --------    --------    --------    --------    --------    --------    --------
Income before provision for income taxes,
  cumulative effect of a change in accounting
  principle and extraordinary item.............    43,417      44,560      64,199      18,155      31,603       9,633       1,383
Provision for income taxes.....................    17,315      20,265      27,950       7,505      11,469       3,519         631
                                                 --------    --------    --------    --------    --------    --------    --------
Income before cumulative effect of a change in
  accounting principle and extraordinary
  item.........................................    26,102      24,295      36,249      10,650      20,134       6,114         752
Cumulative effect of a change in accounting for
  income taxes.................................        --          --          --       2,035          --          --          --
                                                 --------    --------    --------    --------    --------    --------    --------
Income before extraordinary item...............    26,102      24,295      36,249      12,685      20,134       6,114         752
Extraordinary item, net of tax.................        --          --          --          --      (7,397)         --          --
                                                 --------    --------    --------    --------    --------    --------    --------
Net income.....................................    26,102      24,295      36,249      12,685      12,737       6,114         752
Dividends on preferred stock...................        --          --          --         467       1,881       1,920       1,929
                                                 --------    --------    --------    --------    --------    --------    --------
Net income (loss) applicable to common stock...  $ 26,102    $ 24,295    $ 36,249    $ 12,218    $ 10,856    $  4,194    $ (1,177)
                                                 ========    ========    ========    ========    ========    ========    ========
PER SHARE DATA
Earnings per common share
  Income (loss) before cumulative effect of a
    change in accounting principle and
    extraordinary item.........................  $   0.46    $   0.43    $   0.64    $   0.19    $   0.37    $   0.09    $  (0.02)
  Cumulative effect of a change in accounting
    for income taxes...........................        --          --          --        0.04          --          --          --
  Extraordinary item...........................        --          --          --          --       (0.15)         --          --
                                                 --------    --------    --------    --------    --------    --------    --------
Net income (loss)..............................  $   0.46    $   0.43    $   0.64    $   0.23    $   0.22    $   0.09    $  (0.02)
                                                 ========    ========    ========    ========    ========    ========    ========
Dividends on common stock......................        --          --          --          --          --          --          --
Weighted average common shares outstanding.....    57,038      56,852      56,870      54,297      48,582      48,946      49,648
OTHER OPERATING DATA
Depreciation and amortization..................  $ 45,868    $ 40,953    $ 54,518    $ 42,136    $ 39,450    $ 38,853    $ 31,957
Preopening expense.............................    10,004          --          --       4,605          --          --          --
Capital expenditures...........................    59,153      82,150     183,299     326,829      24,485      18,702     104,042

                                                  NINE MONTHS
                                                ENDED MARCH 31,                      FISCAL YEAR ENDED JUNE 30,
                                                ---------------     ------------------------------------------------------------
                                                     1996             1995         1994         1993         1992         1991
                                                ---------------     --------     --------     --------     --------     --------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA
Total assets..................................     $ 941,953        $949,513     $836,297     $500,123     $467,133     $514,861
Long-term debt (excluding current portion)....       548,034         587,957      525,637      364,927      317,106      361,743
Stockholders' equity..........................       230,067         202,613      164,405       72,686       62,668       58,532

- ---------------
(a) Net of interest income and amounts capitalized.

                            BOYD GAMING CORPORATION

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying pro forma consolidated financial statements present pro forma information for the Company and Par-A-Dice Gaming giving effect to the Par-A-Dice Acquisition. The pro forma consolidated financial statements of the Company are based on the historical consolidated financial statements of the Company and Par-A-Dice Gaming as of and for the nine months ended March 31, 1996 and the year ended June 30, 1995.

     The accompanying pro forma consolidated income statements for the nine months ended March 31, 1996 and for the year ended June 30, 1995, have been presented as if the Par-A-Dice Acquisition occurred on July 1, 1994. The accompanying pro forma consolidated balance sheet at March 31, 1996 has been presented as if the Par-A-Dice Acquisition occurred on March 31, 1996.

     The pro forma adjustments are based on currently available information and upon certain assumptions that management of the Company believes are reasonable under the circumstances.

     THESE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT NECESSARILY INDICATIVE OF THE RESULTS THAT WILL BE ACHIEVED FOR FUTURE PERIODS. THESE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS DO NOT PURPORT TO REPRESENT WHAT THE COMPANY'S RESULTS OF OPERATIONS OR FINANCIAL POSITION WOULD ACTUALLY HAVE BEEN IF THE PAR-A-DICE ACQUISITION IN FACT HAD OCCURRED AT JULY 1, 1994 OR MARCH 31, 1996. THESE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE CONSOLIDATED FINANCIAL STATEMENTS OF PAR-A-DICE GAMING INCLUDED ELSEWHERE OR INCORPORATED IN THIS PROSPECTUS.

                            BOYD GAMING CORPORATION

                     PRO FORMA CONSOLIDATED BALANCE SHEETS
                                 MARCH 31, 1996
                                 (IN THOUSANDS)

                                                                       ADJUSTMENTS
                                            COMPANY      PAR-A-DICE        AND            COMPANY
                                           HISTORICAL    HISTORICAL    ELIMINATIONS      PRO FORMA
                                           ----------    ----------    -----------       ----------
ASSETS
Current assets
  Cash and cash equivalents..............   $  51,918     $  6,719      $  180,775(a)
                                                                            (3,000)(b)
                                                                           (17,100)(c)
                                                                          (160,675)(d)   $   58,637
  Accounts receivable, net...............      17,358          384                           17,742
  Inventories............................       6,455          266                            6,721
  Prepaid expenses.......................      17,039          391                           17,430
                                             --------      -------                       ----------
     Total current assets................      92,770        7,760                          100,530
Property, equipment and leasehold
  interests, net.........................     782,754       50,077               (e)        832,831
Other assets and deferred charges........      55,810        1,271           3,000(b)
                                                                            (1,117)(d)       58,964
Goodwill and intangibles, net............      10,619                      125,369(d)       135,988
                                             --------      -------        --------       ----------
     Total assets........................   $ 941,953     $ 59,108      $  127,252       $1,128,313
                                             ========      =======        ========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt......   $  40,657     $  2,400      $   (2,400)(c)   $   40,657
  Accounts payable.......................      40,066        1,091                           41,157
  Accrued liabilities....................
     Payroll and related.................      21,491           --                           21,491
     Interest and other..................      25,229        3,494                           28,723
  Income taxes payable...................       3,882           --                            3,882
                                             --------      -------        --------       ----------
     Total current liabilities...........     131,325        6,985          (2,400)         135,910
Long-term debt, net of current
  maturities.............................     548,034       14,700         180,775(a)
                                                                           (14,700)(c)      728,809
Deferred income taxes....................      32,527           --                           32,527
Minority interest........................          --        1,000                            1,000
Commitments..............................
Stockholders' equity
  Common stock...........................         571           --                              571
  Additional paid-in capital.............     101,436        9,048          (9,048)(d)      101,436
  Retained earnings......................     128,060       27,375         (27,375)(d)      128,060
                                             --------      -------        --------       ----------
     Total stockholders' equity..........     230,067       36,423         (36,423)         230,067
                                             --------      -------        --------       ----------
     Total liabilities and stockholders'
       equity............................   $ 941,953     $ 59,108      $  127,252       $1,128,313
                                             ========      =======        ========       ==========

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                            BOYD GAMING CORPORATION

                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                        NINE MONTHS ENDED MARCH 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         ADJUSTMENTS
                                          COMPANY       PAR-A-DICE           AND              COMPANY
                                         HISTORICAL     HISTORICAL      ELIMINATIONS         PRO FORMA
                                         ----------     ----------     ---------------       ---------
Revenues
  Casino...............................   $ 413,097      $ 74,012         $                  $ 487,109
  Food and beverage....................     105,703         5,861                              111,564
  Rooms................................      52,308            --                               52,308
  Other................................      35,300         1,705                               37,005
  Management fees and joint venture....      30,893            --                               30,893
                                           --------       -------          --------           --------
Gross revenues.........................     637,301        81,578                              718,879
Less promotional allowances............      55,792         1,669                               57,461
                                           --------       -------          --------           --------
     Net revenues......................     581,509        79,909                              661,418
                                           --------       -------          --------           --------
Costs and expenses
  Casino...............................     203,769        25,319                              229,088
  Food and beverage....................      74,337         5,598                               79,935
  Rooms................................      17,910            --                               17,910
  Other................................      25,653         1,203                               26,856
  Selling, general and
     administrative....................      83,179        20,327                              103,506
  Maintenance and utilities............      22,620         2,160                               24,780
  Depreciation and amortization........      45,868         3,306            (3,306)(f)
                                                                              5,806(g)          51,674
  Corporate expense....................      16,417            --                               16,417
  Preopening expense...................      10,004            --                               10,004
                                           --------       -------          --------           --------
     Total.............................     499,757        57,913             2,500            560,170
                                           --------       -------          --------           --------
Operating income.......................      81,752        21,996            (2,500)           101,248
                                           --------       -------          --------           --------
Other income (expense)
  Interest income......................         987           516               (63)(h)          1,440
  Interest expense, net of amounts
     capitalized.......................     (39,322)       (1,127)            1,127(i)
                                                                            (10,169)(j)        (49,491)
                                           --------       -------          --------           --------
     Total.............................     (38,335)         (611)           (9,105)           (48,051)
                                           --------       -------          --------           --------
Income before provision for income
  taxes................................      43,417        21,385           (11,605)            53,197
Provision for income taxes.............      17,315           311             3,140(k)          20,766
                                           --------       -------          --------           --------
Net income.............................   $  26,102      $ 21,074         $ (14,745)         $  32,431
                                           ========       =======          ========           ========
Net income per common share............   $    0.46                                          $    0.57
                                           ========                                           ========

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                            BOYD GAMING CORPORATION

                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                        FOR THE YEAR ENDED JUNE 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       ADJUSTMENTS
                                          COMPANY       PAR-A-DICE         AND            COMPANY
                                         HISTORICAL     HISTORICAL     ELIMINATIONS      PRO FORMA
                                         ----------     ----------     -----------       ----------
Revenues
  Casino...............................   $ 463,179      $ 93,050       $                $  556,229
  Food and beverage....................     123,527         6,744                           130,271
  Rooms................................      62,300            --                            62,300
  Other................................      37,563         2,520                            40,083
  Management fees and joint venture....      35,763            --                            35,763
                                           --------       -------        --------          --------
Gross revenues.........................     722,332       102,314                           824,646
Less promotional allowances............      61,992         2,297                            64,289
                                           --------       -------        --------          --------
  Net revenues.........................     660,340       100,017                           760,357
                                           --------       -------        --------          --------
Costs and expenses
  Casino...............................     221,844        33,169                           255,013
  Food and beverage....................      90,670         5,278                            95,948
  Rooms................................      24,578            --                            24,578
  Other................................      25,567           349                            25,916
  Selling, general and
     administrative....................      79,785        27,094                           106,879
  Maintenance and utilities............      28,452         2,721                            31,173
  Depreciation and amortization........      54,518         4,426          (4,426)(f)
                                                                            7,760(g)         62,278
  Corporate expense....................      24,356            --                            24,356
                                           --------       -------        --------          --------
     Total.............................     549,770        73,037           3,334           626,141
                                           --------       -------        --------          --------
Operating income.......................     110,570        26,980          (3,334)          134,216
                                           --------       -------        --------          --------
Other income (expense)
  Interest income......................       2,072           457             (84)(h)         2,445
  Interest expense, net of amounts
     capitalized.......................     (48,443)       (1,436)          1,436(i)
                                                                          (13,558)(j)       (62,001)
                                           --------       -------        --------          --------
     Total.............................     (46,371)         (979)        (12,206)          (59,556)
                                           --------       -------        --------          --------
Income before provision for income
  taxes................................      64,199        26,001         (15,540)           74,660
Provision for income taxes.............      27,950           508           3,251(k)         31,709
                                           --------       -------        --------          --------
Net income.............................   $  36,249      $ 25,493       $ (18,791)       $   42,951
                                           ========       =======        ========          ========
Net income per common share............   $    0.64                                      $     0.76
                                           ========                                        ========

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                            BOYD GAMING CORPORATION

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

     The pro forma adjustments contained in the accompanying pro forma consolidated financial statements reflect:

(a) The proceeds from the draw down of the New Bank Credit Facility to fund the Par-A-Dice Acquisition.

(b) The payment of $3,000 in fees related to the Par-A-Dice Acquisition.

(c) The retirement of assumed indebtedness of Par-A-Dice Gaming.

(d) The payment of approximately $160,675 to the Par-A-Dice Gaming shareholders, the transfer of certain assets of $1,117 not associated with the Par-A-Dice to the Par-A-Dice Gaming shareholders (the "Transferred Assets"), the elimination of Par-A-Dice Gaming's equity ($9,048 in common stock and $27,375 in retained earnings) and the allocation of the excess purchase price over historical value of acquired assets ($125,369) to intangibles-license rights based on the Company's estimates of the fair market values of the assets being acquired.

(e) No adjustment to property, equipment and leasehold interests is necessary as the book value at March 31, 1996 reflects the fair value of the assets to be acquired in the merger.

(f) The elimination of Par-A-Dice Gaming's historical depreciation and amortization expense for the year ended June 30, 1995 and for the nine-months ended March 31, 1996.

(g) Depreciation and amortization expense as follows:

                                                                                   NINE-
                                                      AMOUNT     LIFE    ANNUAL    MONTHS
                                                     --------    ----    ------    ------
      Property, equipment and leasehold
        interests..................................  $ 50,077     11     $4,426    $3,306
      Other assets.................................     3,000     15        200       150
      Intangibles-license rights...................   125,369     40      3,134     2,350
                                                                         ------    ------
           Total...................................                      $7,760    $5,806
                                                                         ======    ======

(h) The elimination of interest income of $63 and $84, respectively, for the nine months ended March 31, 1996 and the year ended June 30, 1995 related to the transfer of the Transferred Assets.

(i) The elimination of Par-A-Dice Gaming's historical interest expense for the year ended June 30, 1995 and for the nine-months ended March 31, 1996.

(j) Interest expense on $180,775 in debt at an assumed interest rate of 7.5%.

(k) An adjustment to the provision for income taxes of $3,140 and $3,251, respectively, for the nine months ended March 31, 1996 and the year ended June 30, 1995 in order to result in a 36% combined state and federal corporate tax rate due to the conversion from Subchapter S status to C corporate status under the Internal Revenue Code.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain Income Statement Data for the Company's properties. As used herein, "Boulder Strip Properties" consists of Sam's Town Las Vegas, the Eldorado and the Jokers Wild; "Downtown Properties" consists of the California and the Fremont; and "Central Region Properties" consists of Sam's Town Tunica, Sam's Town Kansas City (opened September 1995), management fee income from the Silver Star, and management fee and joint venture income from the Treasure Chest (opened September 1994).

                                         NINE MONTHS ENDED
                                             MARCH 31,            FISCAL YEAR ENDED JUNE 30,
                                        -------------------     ------------------------------
                                          1996       1995         1995       1994       1993
                                        --------   --------     --------   --------   --------
                                          (IN THOUSANDS)                (IN THOUSANDS)
INCOME STATEMENT DATA
Net revenues
     Stardust.........................  $146,336   $147,011     $193,563   $195,899   $191,735
     Boulder Strip Properties.........   143,033    125,682      168,036    125,087    108,982
     Downtown Properties..............   103,787    100,977      135,232    137,726    129,961
     Central Region Properties........   185,345    118,715      163,509      9,507         --
                                        --------   --------     --------   --------   --------
          Total Properties............   578,501    492,385      660,340    468,219    430,678
Operating income
     Stardust.........................    22,164     22,677       30,688     26,713     28,039
     Boulder Strip Properties.........    17,382     10,687       15,551     20,686     24,696
     Downtown Properties..............    13,259     16,305       22,561     23,583     21,810
     Central Region Properties........    58,632     49,650       68,486      2,439         --
     Preopening expense...............   (10,004)        --           --     (4,605)        --
                                        --------   --------     --------   --------   --------
          Total Properties............   101,433     99,319      137,286     68,816     74,545

NINE MONTHS ENDED MARCH 31, 1996 COMPARED TO NINE MONTHS ENDED MARCH 31, 1995

     Consolidated net revenues increased 18.1% for the nine-month period ended March 31, 1996 compared to the comparable period in the prior fiscal year. The Company's Central Region properties accounted for the majority of the increase in revenues for the first nine months of the current fiscal year with Central Region revenues increasing 56%. This increase was primarily attributable to the opening of Sam's Town Kansas City in September 1995 and an increase at Sam's Town Tunica of 16.1% for the nine months ended March 31, 1996 versus the comparable period in the prior fiscal year. Management fees and joint venture income related to the Silver Star and the Treasure Chest also increased 23.7% for the nine-month period ending March 31, 1996. In the Company's Nevada Region, which consists of the Stardust, Sam's Town Las Vegas, the Eldorado, Jokers Wild, the California and the Fremont, revenues increased 5.2% for the nine-month period ended March 31, 1996 versus the comparable period in the prior fiscal year. Revenues at the Boulder Strip Properties increased 13.8% for the nine-month period, while the Stardust revenues declined 0.5%, and revenues at the Downtown Properties increased 2.8%. Revenue growth on a consolidated basis was achieved in all major revenue categories of the Company's operations for the nine-month period ended March 31, 1996, with casino revenue up 18.6%, food and beverage revenue up 6.5%, and room revenue up 24.4%. Slot revenue, which currently accounts for more than 70% of casino revenue, increased 23% for the nine-month period ended March 31, 1996 versus the comparable period in the prior fiscal year. Table games revenue, the only other significant component of casino revenue, increased 9.1% for the nine-month period ended March 31, 1996. The Company's hotel rooms posted an overall occupancy rate of 95% for the nine-month period ended March 31, 1996. Company-wide, occupied rooms increased 6.9% in the nine-month period primarily as a result of Sam's

Town Tunica rooms expansion (300 rooms, opened in December 1994) and the California rooms expansion (146 rooms, opened in December 1994) both of which were open for the full nine-month period ending March 31, 1996. In addition, the Company's average room rate rose 8.7% for the nine-month period ended March 31, 1996, primarily as a result of an increase in the average room rate at the Stardust of 12.0%. Occupancy statistics do not include Main Street Station rooms. The Company purchased Main Street Station in December 1993 as a closed casino hotel facility and has been using its rooms to augment the rooms base at the California and Fremont. Main Street Station is currently undergoing an extensive renovation project and the Company expects to open the property in fiscal 1997 as a complete casino hotel facility.

     Consolidated operating income was $81.8 million for the nine-month period ended March 31, 1996 compared to $80.8 million in the comparable period of the prior fiscal year. Included in this year's results is a charge of $10.0 million recorded in the first quarter of the current fiscal year related to the opening of Sam's Town Kansas City on September 13, 1995. The increase in consolidated operating income for the nine-month period ended March 31, 1996 was primarily the result of increased operating income at the Boulder Strip Properties offset by declines at the Stardust, Downtown Properties and the Central Region. Operating income in the Central Region includes management fees and joint venture income related to the Silver Star and Treasure Chest operations. For the nine-months ended March 31, 1996, consolidated operating income margin was 14.1% versus 16.4% in the comparable period of the prior fiscal year, primarily as a result of preopening expenses related to the opening of Sam's Town Kansas City in September 1995, an operating loss at Sam's Town Kansas City for the nine-month period and a decline in operating income margins at the Downtown Properties offsetting operating income margin gains at the Boulder Strip Properties.

     Net revenues at the Stardust declined 0.5% for the first nine months of the current fiscal year versus the comparable period in the prior fiscal year. Slot revenue declined 1.5% for the nine months ended March 31, 1996 compared to the comparable period in the prior fiscal year. Table games revenue for the nine-month period ended March 31, 1996 was down 6.6% versus the comparable period in the prior fiscal year as a result of flat wagering and lower net winnings. Rooms revenue at the Stardust for the nine-months ended March 31, 1996 increased 8.2%. For the nine months ended March 31, 1996, a decline of 2.8% in occupied rooms was offset by increases in the average room rate of 12.0% versus the comparable period in the prior fiscal year. Operating income margin for the nine-month period ended March 31, 1996 was 15.1%, versus 15.4% in the comparable period in the prior fiscal year. The decline in operating income and operating income margin for the nine-month period was primarily attributable to decreased revenues and higher advertising and promotional expenses partially offset by increased operating income and operating income margins in the rooms department.

     Net revenues at the Boulder Strip Properties increased 13.8% for the nine-month period ended March 31, 1996 compared to the comparable period in the prior fiscal year. Net revenues at Sam's Town Las Vegas increased 15.5% for the nine-month period ended March 31, 1996 versus the comparable period in the prior fiscal year while revenues for the other Boulder Strip Properties increased slightly for the nine-month period ended March 31, 1996. Casino revenues at the Boulder Strip Properties increased 17.5% for the nine-month period ended March 31, 1996, while rooms revenue increased 10.3% and food and beverage revenue increased 7.1%. Operating income margins at the Boulder Strip Properties increased to 12.2% for the nine-month period ended March 31, 1996 versus 8.5%, in the comparable period of the prior year. Sam's Town Las Vegas posted an increase in operating income margin of 4.7 percentage points for the nine-month period ended March 31, 1996. Operating income margins increased 0.6 percentage points at the Eldorado and declined 1.5 percentage points at Jokers Wild for the nine-month period. Declines in operating income margins at the Eldorado and Jokers Wild are primarily a result of lower net winnings in the casino department. The significant increases in revenues, operating income and operating income margins for the nine-month period at Sam's Town Las Vegas are primarily attributable to the implementation of successful aggressive marketing programs creating increased customer awareness and visitation.

     Net revenues at the Downtown Properties increased 2.8% for the nine-month period ended March 31, 1996 versus the comparable period in the prior fiscal year. Slot revenue increased while table games revenue decreased for the nine months ended March 31, 1996. Net revenues at the Fremont increased 3.2% for the nine-month period ended March 31, 1996 versus the comparable period in the prior fiscal year. Net revenues at the California increased 2.4% for the nine-month period ended March 31, 1996 versus the comparable period in the prior fiscal year. Operating income margins at the Downtown Properties were 12.8% for the nine-month period ended March 31, 1996 versus 16.1% in the comparable period of the prior year. The Fremont operating income margin was 12.1% for the nine-month period ended March 31, 1996 versus 15.4%, in the comparable nine-month period in the prior fiscal year. The decline in operating income margin at the Fremont was primarily a result of lower net winnings and increased marketing and promotional costs for the nine-month period ended March 31, 1996. The California had operating income margin of 13.4%, for the nine-month period ended March 31, 1996 versus 16.9%, in the comparable nine-month period in the prior fiscal year. The decline in operating income margin at the California was primarily a result of lower net winnings for the nine-month period ended March 31, 1996. Construction of the Fremont Street Experience project, which was completed and opened to the public in December 1995, negatively impacted the Downtown Properties for the majority of the first and second fiscal quarters. The Fremont Street Experience, which was open for the entire third fiscal quarter, drew additional visitors to the downtown area. The Fremont benefited from increased walk-in visitor traffic due to its proximity to the Fremont Street Experience.

     Net revenues in the Central Region increased 56%, for the nine-month period ended March 31, 1996. The opening of Sam's Town Kansas City on September 13, 1995 accounted for the majority of the increase for the nine-month period. Sam's Town Tunica revenues increased 16.1%, for the nine-month period ended March 31, 1996 versus the comparable period in the prior fiscal year while management fees and joint venture income related to the Silver Star and the Treasure Chest operations increased 23.7%. Since opening, Sam's Town Kansas City has produced a slight operating loss, net of preopening expense. For the nine-month period ended March 31, 1996, operating income in the Central Region increased 18.1% to $58.6 million with Sam's Town Tunica operating income increasing 15.6% and management fees and joint venture operating income increasing 24%.

     Interest expense, net of amounts capitalized, was $39.3 million for the nine-month period ended March 31, 1996, versus $37.9 million in the comparable period in the prior fiscal year. The Company incurred increased interest expense for the nine month period ended March 31, 1996 as a result of increased borrowings and less capitalized interest related to projects under development versus the comparable period in the prior year. Depreciation expense increased $4.9 million for the nine-month period ended March 31, 1996 primarily as a result of the opening of Sam's Town Kansas City in September 1995, the California rooms addition and the Sam's Town Tunica rooms addition, both of which opened in late December 1994.

     As a result of these factors, net income increased $1.8 million or 7.4% for the nine-month period ended March 31, 1996 compared to the same period in the prior fiscal year.

FISCAL 1995 COMPARED TO FISCAL 1994

     Consolidated net revenues increased 41% for fiscal 1995 compared to fiscal 1994. This increase in net revenues in fiscal 1995 resulted from the Company's current expansion program which included the opening of Sam's Town Tunica in May 1994 and a subsequent rooms expansion project in December 1994, the opening of the Silver Star in July 1994 and a subsequent casino expansion in December 1994, the opening of the Treasure Chest in September 1994, the opening of Sam's Town Las Vegas expansion in July 1994 and the opening of the California Hotel rooms expansion in December 1994. The Company's Central Region, which consists of Sam's Town Tunica, the Silver Star and the Treasure Chest, accounted for more than 80% of the increase in net revenues. Only one of these properties was open prior to the start of the fiscal year, as Sam's Town Tunica was open for approximately one month in fiscal 1994. In the Company's Nevada Region, which consists of the Stardust, Sam's Town Las Vegas, the Eldorado, Jokers Wild, the California and the Fremont, net revenues increased 8.3% with net revenues at the Boulder Strip

Properties increasing 34% and net revenues at the Stardust and Downtown Properties declining 1.2% and 1.8%, respectively. Net revenues at the Boulder Strip Properties were enhanced by the opening in July 1994 of the Sam's Town Las Vegas expansion and by the acquisition of the Eldorado and Jokers Wild in October 1993. The Company's revenue growth was achieved in all major revenue categories with casino revenue increasing 36%, room revenue increasing 45%, food and beverage revenue increasing 18.6% and other revenue increasing 28%. Management fee and joint venture revenue relating to the operation of the Silver Star, which opened in July 1994 and the Treasure Chest, which opened in September 1994, totaled $35.8 million for fiscal 1995. Slot revenue, which accounted for more than two-thirds of total casino revenue, increased 38% in fiscal 1995 compared to fiscal 1994. The increase in slot revenue was primarily attributable to the opening of Sam's Town Tunica in May 1994 and the opening of the Sam's Town Las Vegas expansion in July 1994. Table games revenue, the only other significant component of casino revenue, increased 39% also as a result of the opening of Sam's Town Tunica and the Sam's Town Las Vegas expansion. Company-wide room revenue increased 45% for fiscal 1995 compared to fiscal 1994 primarily as a result of a 25% increase in occupied rooms and a 12.7% increase in average daily room rate. The increase in occupied rooms was attributable to the opening of the Sam's Town Las Vegas expansion in July 1994 (650 rooms), the opening and subsequent expansion of Sam's Town Tunica (200 rooms opened May 1994 and an additional 308 rooms opened December 1994) and the opening of the California rooms expansion (146 rooms opened December 1994). The Company's hotel rooms posted an overall occupancy percentage of 95% in fiscal 1995 compared to 98% in fiscal 1994. Occupancy statistics do not include Main Street Station rooms which the Company uses to augment the rooms base at the California and the Fremont. Occupancy rates at the Stardust declined to 97% while Sam's Town Tunica posted an occupancy rate of 87% for fiscal 1995.

     Consolidated operating income increased 104% for fiscal 1995 compared to fiscal 1994 while consolidated operating income margins increased 5.1 percentage points to 16.7% for fiscal 1995 compared to 11.6% in fiscal 1994. The increase in operating income and operating income margins for fiscal 1995 was generated primarily by the Company's Central Region properties which produced $68.5 million in operating income and posted a 42% operating income margin. In the Nevada Region, the Stardust operating income margin increased to 15.9% in fiscal 1995 from 13.6% in fiscal 1994 and operating income margins at the Boulder Strip and Downtown Properties declined to 9.3% and 16.7%, respectively, in fiscal 1995. Higher corporate expense related to the Company's development activities also impacted consolidated operating income margins. Operating income in the Central Region includes management fees and joint venture income related to the Silver Star and the Treasure Chest. Neither of these properties were open in fiscal 1994.

     Net revenues at the Stardust declined 1.2% for fiscal 1995 as compared to the prior fiscal year. Casino and food and beverage revenues declined 3.8% and 5.1% respectively, while rooms revenue increased 14.4% and showroom revenue increased 19.9%. Slot revenue declined 1.8% with a 3.5% increase in wagering offset by lower net winnings. Table games revenue declined 3.8% as a result of a decline of 2.2% in wagering combined with slightly lower net winnings. Other casino revenues declined 15.9% for fiscal 1995 with both the sports book and keno posting declines in wagering, 17.3% and 17.8% respectively, offset by slightly higher net winnings. The decline in wagering in the sports book was primarily attributable to the decline in baseball wagering due to the Major League Baseball strike. Rooms revenue at the Stardust increased 14.4% for fiscal 1995 compared to fiscal 1994 with a 2.6% decline in occupied rooms offset by a 15.7% increase in average daily room rate. The Stardust posted an occupancy rate of 97% in fiscal 1995 versus 99% in the prior fiscal year. Operating income margins increased 2.3 percentage points to 15.9% for fiscal 1995 versus 13.6% in fiscal 1994. The increase in the operating income margin was the result of increased operating income in the rooms department and showroom department combined with slight decreases in payroll and overhead expenses.

     Net revenues for the Boulder Strip Properties increased 34% for fiscal 1995 versus fiscal 1994 primarily as a result of the opening of the Sam's Town Las Vegas expansion in July 1994 and also as a result of the acquisition of the Eldorado and Jokers Wild in October 1993. Sam's Town revenue increased 31% as a result of the expansion with casino revenue increasing 22%, food and beverage revenue increasing 54% and increased rooms revenue as a result of having a full year of rooms revenue in fiscal 1995. For most of fiscal 1994 all 200 hotel rooms at Sam's Town Las Vegas were removed as part of the expansion project. Net revenues at the Eldorado and Jokers Wild increased 40% and 56%, respectively, primarily as a result of their acquisition in October 1993. The operating income margin for the Boulder Strip Properties was 9.3% in fiscal 1995 versus 16.5% in fiscal 1994. The decline in the operating income margin was attributable to a decline in Sam's Town operating income margin to 7.3% from 15.6% and a decline in operating income margins at the Eldorado and Jokers Wild to 14.8% and 19.8%, respectively, from 18.3% and 23.7%, respectively. The decline in operating income margins at Sam's Town Las Vegas was primarily attributable to the growth in revenues which did not match the growth in expenses associated with the expanded property and increased competition, primarily the opening of a new property on the Boulder Strip. The decline in operating income margins at the Eldorado and Jokers Wild resulted from increased competition on the Boulder Strip.

     Net revenues at the Downtown Properties decreased 1.8% for fiscal 1995 as compared to fiscal 1994. Net revenues at the California increased 2.5% in fiscal 1995 with casino revenue increasing 1.5%, rooms revenue increasing 15.9% and food and beverage revenue declining 4.2%. Net revenues at the California were enhanced by the opening in December 1994 of a 146-room expansion project. At the Fremont, net revenues declined 6.1% with casino revenue declining 4.5% and rooms and food and beverage revenue declining 3.8% and 14.3%, respectively. During the third and fourth fiscal quarters, the Fremont and to a lesser extent the California were negatively impacted by the construction of the Fremont Street Experience. The construction of the Fremont Street Experience, as well as work on several adjacent streets, impeded the free flow of both vehicular and pedestrian traffic through downtown Las Vegas. The Company was negatively impacted by this construction until the Fremont Street Experience opened in December 1995. Operating income margins at the Downtown Properties were 16.7% in fiscal 1995 versus 17.1% in fiscal 1994 with operating income margins at the California of 17.5% in fiscal 1995 versus 18.7% in fiscal 1994 and operating income margins at the Fremont of 15.7% in fiscal 1995 versus 15.5% in fiscal 1994. The decline in operating income margin at the California was attributable to increased revenues in lower margin departments and certain inefficiencies associated with the opening of the new hotel rooms.

     The Central Region produced net revenues of $163.5 million for fiscal 1995 versus $9.5 million in fiscal 1994. Sam's Town Tunica, in its first full year of operation, produced net revenues of $127.7 million while management fee and joint venture income from the Silver Star and the Treasure Chest totaled $35.8 million. Operating income and the operating income margin for fiscal 1995 was $68.5 million or 42%. Operating income was $32.7 million at Sam's Town Tunica while operating income from the Silver Star and the Treasure Chest totaled $35.8 million. The Central Region results include the full revenues and income from Sam's Town Tunica which opened in May 1994, management fee income from the Silver Star which opened in July 1994 and management fee and joint venture income from the Treasure Chest which opened in September 1994. Net revenues, operating income and operating income margin were enhanced by the opening of a 308-room expansion at Sam's Town Tunica in December 1994 and a casino expansion at the Silver Star which opened in December 1994.

     Interest income for fiscal 1995 was $2.1 million compared to $3.4 million in fiscal 1994. Interest expense, net of amounts capitalized, increased $9.0 million or 22.7% for fiscal 1995 versus the prior year as a result of increased borrowings and higher interest rates. Depreciation expense for fiscal 1995 increased 29% primarily as a result of the openings of Sam's Town Tunica and the Sam's Town Las Vegas expansion.

     The Company's tax rate for fiscal 1995 was 44% as compared to 41% for fiscal 1994. The increase in the Company's tax rate was primarily a result of the increase in certain non-deductible expenses related to the Company's development efforts.

     As a result of these factors, net income before the cumulative effect of a change in accounting principle increased $25.6 million or 240% for fiscal 1995 as compared to fiscal 1994. Net income increased $24.0 million or 197% during fiscal 1995 compared to the prior fiscal year.

FISCAL 1994 COMPARED TO FISCAL 1993

     Consolidated net revenues increased 8.6% for fiscal 1994 compared to fiscal 1993. The Company experienced revenue growth in each of its areas with net revenues at the Stardust increasing 2.2%, and net revenues at the Boulder Strip Properties and Downtown Properties increasing 14.8% and 6.0%, respectively. Revenues at the Boulder Strip Properties were enhanced by the acquisition of the Eldorado and Jokers Wild in October 1993 in connection with the Company's initial public offering. Revenues at these properties offset declines at Sam's Town Las Vegas which occurred as a result of construction disruption related to the expansion project at that property. The expanded Sam's Town Las Vegas facility opened in July 1994. Revenues for fiscal 1994 were also enhanced by the opening in May 1994 of Sam's Town Tunica, located in Tunica County, Mississippi, which posted revenues of $9.5 million for its first month of operation. Revenue growth was achieved in both casino and food and beverage operations for fiscal 1994 compared to fiscal 1993, with casino revenue increasing 10.7% and food and beverage revenue increasing 6.5%. Slot revenue, which accounted for more than two-thirds of total casino revenue in fiscal 1994, increased 11.7%. The increased slot revenue was primarily attributable to the acquisition of the Eldorado and Jokers Wild, the opening of Sam's Town Tunica, and increases at the Stardust and Downtown Properties. Table games revenue, the only other significant component of casino revenue, increased 5.8% also as a result of the acquisition of the Eldorado and Jokers Wild and the opening of Sam's Town Tunica. The Company's hotel rooms posted an overall occupancy percentage of 98% for fiscal 1994, up 1.5 percentage points from fiscal 1993, led by the Stardust which posted a 2.2% increase in occupied rooms over the prior year. Occupancy percentages do not include Main Street Station rooms which the Company uses to augment the rooms base at the California and the Fremont. Company-wide rooms revenue decreased 4.1% during fiscal 1994 due primarily to the absence of rooms for the majority of the year at Sam's Town Las Vegas, as a result of the expansion project at that property, and decreased rooms revenue at the Stardust as a result of a slightly lower average room rate and increased promotional allowances.

     Consolidated operating income margins were 11.6% for fiscal 1994 compared to 14.6% for fiscal 1993. The decline in operating income margins resulted from the write-off of $4.6 million in preopening expenses related to Sam's Town Tunica and the effects of construction disruption at Sam's Town Las Vegas related to the expansion project at that facility.

     Net revenue at the Stardust rose 2.2% for fiscal 1994 as compared to the prior fiscal year as a result of increases in casino revenue (3.0%), food and beverage revenue (10.8%) and occupied rooms (2.2%). Slot revenue increased 2.1% with a 9.8% increase in slot wagering offset by lower net winnings. Slot revenue increased in the first half of the fiscal year and decreased in the second half due to the Company's plan, implemented in the second quarter of the fiscal year, to offer customers a more competitive slot product. The initial impact of this plan resulted in increased wagering not offsetting lower net winnings. Table games revenue decreased 1.3% with a decline in wagering of 3.0% offset by slightly higher net winnings. Other casino revenues increased 26.8%, with keno and sports book posting 75.0% and 45.8% increases, respectively, based on higher net winnings. The Stardust achieved an occupancy rate of 99%, up 2.1 percentage points from the prior fiscal year. Operating income margins were 13.6% for fiscal 1994 compared to 14.6% in fiscal 1993. The decline in operating income margin was the result of higher marketing costs associated with the opening of three new properties on the Las Vegas Strip in fiscal 1994.

     Net revenues for the Boulder Strip Properties increased 14.8% for fiscal 1994 versus fiscal 1993 as a result of the acquisition of the Eldorado and Jokers Wild. Sam's Town Las Vegas revenue decreased 5.6% during fiscal 1994 as a result of construction disruption related to the expansion project which took place at the property during fiscal 1994. The expanded Sam's Town Las Vegas facility opened July 1, 1994. Decreases in rooms revenue, resulting from the removal of all 200 hotel rooms as part of the expansion project, decreases in slot revenue (5.1%), table games revenue (5.0%), and food and beverage revenue (6.6%) all contributed to the revenue decline at Sam's Town Las Vegas. The operating income margin at the Boulder Strip Properties was 16.5% in fiscal 1994 versus 22.7% in fiscal 1993, with Sam's Town Las Vegas operating income margin declining to 15.6% in fiscal 1994 from 22.7% in the prior fiscal year. Higher operating income margins at the Eldorado and Jokers Wild during 1994 partially offset the decline at Sam's Town Las Vegas. The Eldorado and Jokers Wild had operating income margins of 18.3% and 23.6%, respectively.

     Net revenues at the California and the Fremont increased 6.0% for fiscal 1994 versus fiscal 1993. Slot revenues rose 6.3% during fiscal 1994 on an increase of 4.6% in slot wagering and slightly higher net winnings. Table games revenue also rose, increasing 3.9% in fiscal 1994 on slightly higher wagering and net winnings. The Downtown Properties posted significant increases in rooms revenue in fiscal 1994 (15.9%) as a result of the use of additional rooms at Main Street Station, located across the street from the California, for the entire year. Operating income at the Downtown Properties increased 8.1% over the prior year as a result of the increased revenues and higher operating margins overall. The Downtown Properties achieved an operating margin of 17.1% overall for fiscal 1994 versus 16.8% for the prior year.

     Interest income rose over the prior year primarily due to excess proceeds from the Company's senior subordinated note offering in September 1993 and the proceeds from the Company's initial public offering in October 1993. Interest expense, net of amounts capitalized, increased 16.5% versus the prior fiscal year due to increased borrowings. Interest incurred and capitalized during fiscal 1994 that was related to construction of new properties and major additions totaled $6.6 million.

     During the prior fiscal year, the Company recorded a gain on the sale of an investment of $1.1 million. Also during the prior fiscal year, the Company recorded an extraordinary loss (net of tax) of $7.4 million resulting from the redemption at 106% of the Company's $135 million 12 3/4% senior subordinated note issue due 1996 and the write-off of certain associated expenses.

     The Company adopted Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes, effective July 1, 1993. As a result, the Company recorded a cumulative effect of a change in an accounting principle of $2.0 million in fiscal 1994.

     As a result of these factors, net income decreased 0.4% during fiscal 1994 as compared to the prior fiscal year. Net income per common share rose to $.23 in fiscal 1994 from $.22 in fiscal 1993 as a reduction in preferred dividends resulting from the conversion of the outstanding $100 preferred stock offset slightly lower net income and additional shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

     For the nine months ended March 31, 1996, the Company's net cash provided by operating activities was $84.8 million compared to $58.3 million in the first nine months of the prior fiscal year. Net cash provided by operating activities in the prior fiscal year was negatively impacted by significant reductions in accounts payable and increases in other assets related to the opening of new properties and the timing of payments related to the opening of those projects. As of March 31, 1996, the Company had balances of cash and cash equivalents of approximately $52.0 million and had approximately $83.0 million of credit available under bank credit agreements. In June 1996, the Company and its wholly-owned subsidiary, CH&C, entered into the New Bank Credit Facility, a $500 million five-year reducing revolving credit facility which replaced the Company's and certain of its subsidiaries' Former Bank Credit Facilities. Availability under the new facility will be reduced by $25 million at the end of two-and-a-half years and reduced by an additional $50 million at the end of each six-month period thereafter until maturity. Interest on the New Bank Credit Facility is based upon the agent bank's quoted reference rate or the London Interbank Offered Rate, at the discretion of the Company. The interest rate
under the New Bank Credit Facility at June   , 1996 was      %. As of the
            , 1996 closing of the New Bank Credit Facility, the Company and CH&C had approximately $270 million in unused availability. The Company intends to use the proceeds of the Offerings to reduce outstanding indebtedness under the New Bank Credit Facility.

     The Company's principal sources of funds for the year ending June 30, 1995 consisted of cash flows from operating activities of $83.1 million and borrowings under the Former Bank Credit Facilities. As of June 30, 1995, the Company had $12.0 million available under the Former Bank Credit Facilities. For the fiscal year ended June 30, 1994, the Company's principal sources of funds consisted of proceeds from the issuance of long-term debt of $148.5 million, proceeds from the issuance of Common Stock of $72.4 million and cash flows from operating activities of $75.8 million. For the fiscal year ended June 30, 1993, the Company's principal sources of funds consisted of cash flows from operating activities of $54.4 million and proceeds from the issuance of long-term debt of $28.9 million, net of amounts refinanced.

     For the nine months ended March 31, 1996, cash used in investing activities was $81.6 million, primarily related to the completion of Sam's Town Kansas City (approximately $31.1 million) and the acquisition of property and equipment ($50.5 million). The Company's principal uses of funds for the three years ended June 30, 1995 consisted of cash used in investing activities, primarily for the acquisition of property and equipment, and cash used in financing activities, primarily cash paid to reduce long-term debt. For the year ended June 30, 1995, cash used in investing activities was $145.5 million, primarily related to the completion of the Sam's Town Las Vegas expansion and the construction of Sam's Town Kansas City. For the year ended June 30, 1994, cash used in investing activities was $310.4 million and was primarily related to the $105 million expansion project at Sam's Town Las Vegas and the construction of Sam's Town Tunica. For the year ended June 30, 1993, cash used in investing activities was $23 million, primarily for the acquisition of property and equipment.

     The Company is currently involved in several projects to expand its operations. On April 26, 1996 the Company entered into a definitive stock purchase agreement for the Par-A-Dice Acquisition for an aggregate consideration of approximately $175 million. Closing of the transaction is conditioned upon, among other things, approval by the Illinois Gaming Board. The Company plans to fund the Par-A-Dice Acquisition from borrowings under the New Bank Credit Facility. The Company recently began construction of a $40 million expansion at Sam's Town Tunica. This project will include a 350-room hotel tower and a 1,000-space parking garage. The Company recently began the renovation and expansion of Main Street Station. This project, which is expected to cost approximately $45 million, will include a redesign of the property's public space, expanded restaurant facilities, a refurbishment of the property's 400 hotel rooms, acquisition of all new gaming equipment and increased parking. The Company has identified a casino hotel site in Reno, Nevada and is currently in the process of acquiring the land. Upon acquisition of the land, the Company plans to develop Sam's Town Reno on the site at a total estimated cost of approximately $92 million. On May 29, 1996 the Company, through a wholly-owned subsidiary, executed a Joint Venture Agreement with Mirage for the Mirage Joint Venture. The Mirage Joint Venture Agreement provides for $100 million in capital contributions by the Company during the course of the construction of the Atlantic City Project. In addition, the Company is exploring the possible expansion of its Stardust and Sam's Town Las Vegas properties; substantial funds would be required for any such expansion of those properties. The Company has been selected by the City of Cape Girardeau, Missouri to be the developer and operator of a riverboat casino facility in downtown Cape Girardeau. There can be no assurance that any of the above mentioned projects will go forward and ultimately become operational. The source of funds required to meet the Company's working capital needs (including maintenance capital expenditures) and those required to complete the above mentioned projects is expected to be cash flow from operations, availability under bank credit agreements, new borrowings to the extent permitted under existing debt agreements, the proceeds of the Offerings, the issuance of additional equity and vendor and other financing. There is no assurance that required financing strategies can be effected on satisfactory terms.

     The Company's ability to service its debt will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control.

                                    BUSINESS

GENERAL

     Boyd Gaming Corporation is one of the leading casino entertainment companies in the United States. The Company is a multi-jurisdictional gaming company which currently owns or operates ten casino entertainment facilities, is in the process of constructing its eleventh property, acquiring its twelfth property and acquiring land upon which it intends to construct its thirteenth property. The Company owns and operates six facilities in three distinct markets in Las Vegas, Nevada: the Stardust on the Las Vegas Strip; Sam's Town Las Vegas, the Eldorado and Jokers Wild on the Boulder Strip; and the California and the Fremont in downtown Las Vegas. The Company also owns or manages four facilities in new gaming jurisdictions, all opened during 1994 and 1995. The Company owns and operates Sam's Town Tunica, a dockside gaming and entertainment complex in Tunica County, Mississippi currently undergoing a hotel and parking garage addition and Sam's Town Kansas City, a riverboat gaming and entertainment complex in Kansas City, Missouri. The Company manages and owns a minority interest in the Treasure Chest, a riverboat casino in Kenner, Louisiana, and manages for the Mississippi Band of Choctaw Indians the Silver Star, a land-based casino in the midst of a major expansion project, located near Philadelphia, Mississippi. The Company plans to open Main Street Station in downtown Las Vegas and commence construction of Sam's Town Reno by the end of calendar year 1996 following the pending acquisition of the land for the Sam's Town Reno project. In addition, the Company recently entered into a definitive purchase agreement to acquire the Par-A-Dice in East Peoria, Illinois and recently announced the signing of a joint venture agreement with Mirage to jointly develop and own a casino hotel entertainment facility in Atlantic City, New Jersey. Assuming completion of Main Street Station, completion of the Par-A-Dice Acquisition, development of Sam's Town Reno and completion of the expansion projects currently underway at certain of its existing facilities, the Company will own or operate an aggregate of approximately 618,000 square feet of casino space containing approximately 17,850 slot machines and over 610 table games.

     The Company currently conducts substantially all of its business through five wholly-owned subsidiaries: California Hotel and Casino ("CH&C"); Boyd Tunica, Inc. ("Boyd Tunica"); Boyd Kenner, Inc. ("Boyd Kenner"); Boyd Mississippi, Inc. ("Boyd Mississippi"); and Boyd Kansas City, Inc. ("Boyd Kansas City"). CH&C directly owns and operates Sam's Town Las Vegas and the California and owns and operates the Stardust, the Fremont and the Eldorado and Jokers Wild, and owns and will operate Main Street Station, through wholly owned subsidiaries. Boyd Tunica owns and operates Sam's Town Tunica; Boyd Kenner operates the Treasure Chest and owns a 15% equity interest in the Treasure Chest, L.L.C. ("Treasure Chest L.L.C."), the owner of the Treasure Chest; Boyd Mississippi operates Silver Star; and Boyd Kansas City owns and operates Sam's Town Kansas City. The Par-A-Dice will be owned and operated by Boyd Illinois, a wholly-owned subsidiary of the Company, and Sam's Town Reno will be owned and operated by a wholly-owned subsidiary of the Company or CH&C.

OPERATING STRATEGY

     The Company believes that the following key elements have contributed to the success of the Company in the past and are central to its future success.

     High-Value Casino Entertainment Experience

     The Company is committed to providing a high-quality casino entertainment experience to its primarily middle-income customers at an attractive price in order to develop customer loyalty. The Company delivers value to its customer through providing high levels of service in an inviting and entertaining environment. The Company delivers additional value to its customers through attractively priced casino entertainment, hotel, restaurant and live entertainment offerings and regularly reinvests in its existing facilities in an effort to maintain the quality and competitiveness of its properties.

     Fun, Friendly, Fresh Atmosphere

     Each of the Company's facilities offers fast, friendly service in an informal, fun and fresh atmosphere. The Company believes that its innovative employee training programs and highly accessible management inspire and motivate its employees to provide friendly, attentive service. The Company has a strong and responsive customer feedback system, which features guest comment cards in its restaurants and hotel rooms, and regularly conducts other consumer research. In addition to providing a measure of customer service, comment cards and consumer research allow the Company to obtain valuable customer feedback and marketing information for its database.

     Emphasis on Slot Play

     The Company emphasizes slot machine wagering, the most consistently profitable segment of the casino entertainment business. Technological advances in slot product have resulted in sophisticated interactive games which offer customers greater variety, higher and more frequent payoffs and longer periods of play for their casino entertainment dollar. The Company continually invests in state-of-the-art machines, the development of proprietary slot games and related equipment at all of its facilities in order to further enhance the slot customer's experience.

     Comprehensive Marketing and Promotion

     The Company's marketing strategy focuses on promoting visitation, identifying customers and rewarding customers based on their gaming potential to encourage repeat visitation. The Company stimulates visitation by actively promoting its casino entertainment offerings, its hotels, destination restaurants and live entertainment using a variety of promotional advertising media including outdoor advertising and print and broadcast media. The Company develops and maintains an extensive customer database. The database is expanded daily, adding new casino customers by obtaining their mailing addresses and other marketing information. To encourage repeat visitation, the Company employs a direct mail program targeting its database customers with a variety of product offerings, including incentives to visit the Company's facilities frequently. During fiscal 1995, the Company distributed approximately 10 million pieces of mail to its database customers. The Company also provides complimentary rooms, food and other services to valued customers, but maintains limits on such items consistent with its focus on middle-income patrons.

PROPERTIES

     The Company currently owns and operates six properties in Las Vegas: the Stardust; Sam's Town Las Vegas; the Eldorado; Jokers Wild; the California; and the Fremont. The Company also owns and/or operates four properties outside the State of Nevada: Sam's Town Tunica, in Tunica County, Mississippi; Silver Star, in central Mississippi; Treasure Chest in the western suburbs of New Orleans; and Sam's Town Kansas City in Kansas City, Missouri.

     The Stardust

     The Stardust, situated on 52 acres of land owned and nine acres of land leased by the Company on the Las Vegas Strip, is a casino hotel complex with approximately 87,000 square feet of casino space, a conference center containing approximately 35,000 square feet of meeting space and a 900-seat showroom. The casino offers nearly 2,000 slot machines and 76 table games, including tables featuring "21," craps, roulette, baccarat, mini-baccarat, pai gow, Caribbean stud and poker, as well as keno. The Stardust features "Enter the Night," a critically acclaimed production show that includes computerized lighting, lasers and digital surround sound. The Stardust also has one of the largest and best known race and sports books in the United States, and is the home of the Stardust line, a racing and sports line service which is quoted throughout the United States and abroad. The Stardust features more than 2,300 guest rooms, 1,500 in its 32-story hotel tower. Notwithstanding the increased number of rooms available in Las Vegas, the Stardust achieved a 97% occupancy rate in fiscal 1995 and a 95% occupancy rate for the nine months ended March 31, 1996. The Stardust complex, which is distinguished by dramatic award-winning building lighting, has seven restaurants, a shopping arcade, two swimming pools and parking spaces for approximately 2,900 cars.

     The Stardust caters primarily to adult Las Vegas visitors seeking the classic Las Vegas gaming experience. Using its extensive database, the property promotes customer loyalty and generates repeat customer business by continually communicating with its customers regarding special events, new product offerings and special incentive promotions at the property. The Company uses a network of tour operators and wholesalers to reach customers who prefer packaged trips and print and broadcast media to attract the independent traveler. The Company attracts proven slot and table game players through direct mail promotions for tournaments, events and a variety of special offers. With its conference center, the Stardust also attracts meeting and banquet business. In addition, the Stardust draws a significant number of walk-in customers. Patrons of the Stardust come primarily from the western United States, including Southern California and Arizona, and the Midwest.

     The Company has developed a master plan for the Stardust, calling for, among other things, as many as two additional hotel towers, and previously took steps for a future expansion, including incorporating footings for one of the two proposed additional towers in the existing facility. In addition, the Company has determined that the 61-acre Stardust site is capable of accommodating the development of an entirely new casino entertainment facility adjacent to the existing Stardust and is exploring the feasibility of such a project.

     Boulder Strip Properties

     Sam's Town Las Vegas is situated on 56 acres of land owned and seven acres of land leased by the Company on the Boulder Strip, approximately six miles east of the Las Vegas Strip. Following a $105 million expansion completed in July 1994, Sam's Town features an approximately 118,000 square foot casino, a 56-lane state-of-the-art bowling center and the 25,000 square foot Western Emporium retail store. The gaming facilities now include nearly 2,800 slot machines and 55 table games, including tables featuring "21," craps, roulette, pai gow, poker and Caribbean stud, as well as keno, an expanded race and sports book and a large bingo parlor. The expanded property has 650 guest rooms, 12 restaurants, approximately 3,200 parking spaces, including two parking garages which together can accommodate up to 2,000 cars and approximately 500 recreational vehicles. The expanded Sam's Town facility features a 25,000 square foot atrium enclosing a Sierra Nevada-style park with extensive foliage and trees, streams, bridges and water features. Fronting the park are an Italian restaurant, a western steakhouse and a food court, as well as new retail outlets. Also available at the property is a 5,400 square foot sports bar featuring interactive activities, an outdoor recreation complex with a swimming pool and volleyball court and a conference facility.

     Sam's Town Las Vegas has a western theme and features an informal, friendly atmosphere that appeals to both local residents and visitors. Gaming and bowling tournaments, paycheck sweepstakes, costume contests, and holiday parties, together with motivated and well-trained employees, many of whom are familiar to regular visitors, create a social center that attracts many Las Vegas residents. The property hosts two of the largest events on the Ladies Professional Bowling Tour, including the Sam's Town Ladies Professional Bowling Tournament, which events are televised on ESPN, and a premier amateur bowling tournament which attracts participants from throughout the world. Additionally, the Company attracts local market patrons, many of whom are repeat customers, by offering excellent price/value relationships in its food and beverage operations, and by aggressive slot marketing programs which include more generous slot payouts. The popularity of Sam's Town Las Vegas among local residents allows it to benefit from the rapid development of the Las Vegas community, which has been one of the fastest growing communities in the United States over the last decade. The addition of 650 new guest rooms, as well as destination restaurants and other amenities, as part of the expansion has increased the appeal of Sam's Town Las Vegas to Las Vegas visitors. Since completion of the expansion, overnight visitation to the property has substantially increased. The Company has developed a master plan for Sam's Town Las Vegas calling for, among other things, a second hotel tower. Although the Company has not yet made any decision regarding a future Sam's Town Las Vegas expansion, it is currently exploring the feasibility of such a project.

     The Eldorado is situated on four acres of land owned by the Company in downtown Henderson, which is southeast of Las Vegas. The casino has over 16,000 square feet of gaming space featuring approximately 560 slot machines and 11 table games, including tables featuring "21," craps, roulette and pai gow, as well as keno, bingo and a sports book. The facility also offers three restaurants, a live entertainment lounge and a parking garage for up to 500 cars. The principal customers at the Eldorado are Henderson residents.

     Jokers Wild is situated on 13 acres of land owned by the Company on the Boulder Strip. Following a $5.6 million expansion completed in April 1994, the property offers over 22,500 square feet of casino space with approximately 650 slot machines and 13 table games, including tables featuring "21," craps, roulette, pai gow, Caribbean stud and poker, as well as keno and a sports book. The facility also offers a buffet restaurant, a coffee shop, an entertainment lounge, a video arcade and approximately 800 parking spaces. Jokers Wild serves both local residents and visitors to the Las Vegas area traveling on the Boulder Highway.

     Downtown Properties

     The California is situated on 13.9 acres of land owned and 1.6 acres of land leased by the Company in downtown Las Vegas. The California was the Company's first property and has over 36,000 square feet of gaming space, 781 guest rooms, five restaurants, approximately 5,000 square feet of meeting space, more than 800 parking spaces, including a parking garage for up to 425 cars, and an approximately 220-space recreational vehicle park, the only such facility in the downtown area. The casino offers over 1,100 slot machines and 38 table games, including tables featuring "21," craps, roulette, mini-baccarat, pai gow and Caribbean stud, as well as keno and a sports book. In December 1994, the Company completed a $15 million expansion of the California that added 140 new guest rooms and six suites, as well as other amenities.

     The Fremont is situated on 1.4 acres of land owned and 0.9 acres of land leased by the Company on the principal thoroughfare in downtown Las Vegas. The property offers nearly 32,000 square feet of casino space including approximately 1,100 slot machines, and 31 table games, including tables featuring "21," craps, roulette, pai gow, poker and Caribbean stud, as well as keno and a race and sports book. The hotel has 452 guest rooms and five restaurants including the Second Street Grill, an upscale contemporary restaurant, and the Paradise Buffet, which features tropical themed surroundings. The property also has approximately 8,200 square feet of meeting space and a parking garage for up to 350 cars.

     While many casinos in downtown Las Vegas compete with other downtown properties and properties on the Las Vegas Strip for the same customers, the Company has developed a distinctive niche for its Downtown Properties focusing primarily on customers from Hawaii. The Company's marketing strategy for the Downtown Properties focuses on gaming enthusiasts from Hawaii and tour and travel agents from Hawaii with whom the Company has cultivated relationships since it opened the California in 1975. Through the Company's recently acquired Hawaiian travel agency, the Company operates two DC-10 charter flights from Honolulu to Las Vegas each week, helping to ensure stable, reasonably priced air seats. This, as well as the Company's strong, informal relationships with other Hawaiian travel agencies, its moderately priced, all-inclusive packages and its Hawaiian promotions have allowed the California and the Fremont to capture a significant share of the Hawaiian tourist trade in Las Vegas. For more than a decade the Downtown Properties have been the leading Las Vegas destination for visitors from Hawaii. The Company attributes this success to the amenities and atmosphere at the Downtown Properties, which are designed to appeal specifically to visitors from Hawaii, and to its marketing strategy featuring significant promotions in Hawaii and a monthly newsletter circulated to over 68,000 households, primarily in Hawaii. In fiscal 1995, patrons from Hawaii comprised over 90% of the room nights at the California and over 60% of the room nights at the Fremont.

     In December 1993, the Company acquired for $16.5 million Main Street Station, a casino/hotel which is not currently in operation located across the street from the California. The Company has used the facility, where it previously leased rooms, to provide lodging for additional customers at the Downtown Properties. The renovation and expansion of Main Street Station is currently underway, and the Company expects to open the facility as a full service casino hotel by the end of calendar 1996. The project includes a 28,500 square foot, newly-equipped casino with 25 table games and over 900 slot machines. The project also includes a complete renovation of the property's hotel rooms and an expansion and renovation of the property's food facilities to include a 500-seat buffet, a 130-seat specialty restaurant, a 100-seat cafe, a 200-seat brew pub and oyster bar and expanded parking to include 2,000 spaces.

     With the opening of Main Street Station, the Company's third property in downtown Las Vegas, the Company has begun coordinating marketing efforts, consolidating support functions and standardizing operating procedures and systems with the goal of enhancing revenues and reducing expenses. This effort will include a consolidated database and marketing program for all Downtown Properties. The Company believes these efforts will provide it with a competitive advantage.

     The Company, together with other downtown casino operators and the City of Las Vegas, retained a well-known urban design firm to develop a major new attraction known as the Fremont Street Experience. The attraction was designed to capitalize on Fremont Street's famous lights and features a semi-circular space frame nine stories above the street, stretching along four city blocks against which a sound and light spectacle is displayed. As part of the project, vehicular traffic on portions of Fremont Street has been eliminated, asphalt replaced by a patterned streetscape and special events have been brought to the downtown area to entertain visitors. The Fremont Street Experience cost approximately $70 million. Of this amount, $22 million was provided by eight downtown casino operators (including the Company), and the remainder was provided by local bond issuances. The Company invested approximately $5 million in the project. The Company believes that, since its opening in December 1995, the Fremont Street Experience has significantly enhanced the experience of visiting downtown Las Vegas and has attracted additional customers to the downtown area. However, no assurance can be given that the Fremont Street Experience will materially benefit the operating results of the Company's Downtown Properties.

     Central Region Properties

     The Company has exported its popular Sam's Town western theme and atmosphere to the growing Mississippi dockside gaming market by developing Sam's Town Tunica, which opened on May 25, 1994. Sam's Town Tunica is located in Tunica County near State Highway 61 approximately 25 miles south of Memphis, Tennessee. The adult population within a 200-mile radius is over 3 million and includes the cities of Nashville, Tennessee; Jackson, Mississippi; and Little Rock, Arkansas. The Company has distinguished itself from other operators in the area by developing a major casino entertainment complex with extensive amenities including a 508-room hotel, an entertainment lounge featuring country-western music, five destination restaurants including Corky's B-B-Q, featuring the food of that popular Memphis eatery, bars, specialty shops and River Palace Arena, a 1,650 seat entertainment facility featuring country-western entertainers. In December 1994, an $18 million expansion was completed which included the addition of 308 guest rooms surrounded by a swimming pool and recreational area. The complex offers a two-story casino of approximately 75,000 square feet featuring over 1,800 slot machines and 78 table games, including tables featuring "21," craps, roulette, poker, Caribbean stud and pai gow, as well as keno. The design of the facility integrates the water-based and land-based components of the facility. The Company, seeking to further its strong position in both the overnight and drive-in markets in Tunica, is currently expanding Sam's Town Tunica. The $40 million expansion project, which is currently under construction and expected to be completed by the end of calendar year 1996, includes a 350-room hotel tower and a 1,000 car parking garage. The new hotel tower will bring the total room count to 858, and the garage will be the first enclosed parking structure at a Tunica County casino.

     The Company has extended its popular Sam's Town theme to the Kansas City market with the opening of Sam's Town Kansas City on September 13, 1995. Sam's Town Kansas City was completed at a cost of approximately $145 million, including land, capitalized interest and pre-opening costs. The facility, which is situated on 34 acres located on the Missouri River and Interstate 435, features a continuously docked riverboat housing a 28,000 square foot casino on three decks with over 1,000 slot machines and 65 table games. The 80,000 square foot land-based facility contains five food facilities, including a 7,000 square foot sports bar, and ticketing services, all surrounding a turn-of-the-century Kansas City streetscape. The facility also features a 1,350-space garage, connected to the main facilities by an enclosed moving walkway. Including surface parking, the property offers a total of 2,000 parking spaces. The Kansas City metropolitan area has an adult population of over one million. The Company's facility is located near the Interstate 435 entertainment corridor in Kansas City which provides access to the Worlds of Fun and Oceans of Fun theme parks, the Kansas City Zoo, and the Kansas City Chiefs' and Kansas City Royals' Stadiums. In connection with the operation of Sam's Town Kansas City, the Company has entered into an agreement to pay the City of Kansas City approximately $250,000 per year for a period of ten years beginning in September 1995. The Company intends to offer 10% of the capital stock of Boyd Kansas City, the entity that owns and operates Sam's Town Kansas City, to certain persons or entities located in the Kansas City area. The price to be paid by such persons or entities will be based on the total cost of the project.

     The Company manages and partly owns the Treasure Chest, a riverboat casino operation located on Lake Pontchartrain in Kenner, Louisiana, which opened in September 1994. Located near the New Orleans International Airport, the Treasure Chest primarily serves patrons from Jefferson Parish, including suburbs on the west side of New Orleans. The gaming operation features a classic paddle-wheel riverboat with a total capacity of 2,000 persons, approximately 24,000 square feet of casino space, over 850 slot machines and 54 table games, including tables for "21," craps, roulette and poker. Each of the riverboat's three decks has a different theme, with one featuring a contemporary Las Vegas-style decor, one offering a nautical environment and one providing a festive Mardi Gras setting.

     The management agreement between the Company and Treasure Chest L.L.C. provides for an initial five-year term expiring June 1999, extendible at the Company's option for three additional five-year periods if certain operating results are achieved. The agreement also provides for a management fee of 10% of the enterprise's net operating profit before interest, depreciation, income taxes, amortization, extraordinary items and the management fee. The Company owns a 15% equity interest in Treasure Chest L.L.C.

     Pursuant to an agreement with the Mississippi Band of Choctaw Indians, the Company operates the Silver Star, the only land-based casino in the State of Mississippi. The facility, which opened in July 1994, is located on tribal lands in central Mississippi. The principal markets served by the facility are central Mississippi and Alabama, with the Birmingham, Montgomery and Tuscaloosa metropolitan areas located within approximately 200 miles of the site. The property, a contemporary Las Vegas-style facility emphasizing light, color and geometric design, includes a 100-room hotel and a casino with approximately 66,000 square feet of gaming space with over 1,880 slot machines and 81 table games, including tables for "21," craps, roulette, mini baccarat and Caribbean stud, as well as a lounge suitable for entertainment and dancing, a swimming pool, four restaurants and more than 1,300 parking spaces. A $10 million casino expansion project was completed in December 1994, and a 55,000 square foot conference center was completed in June 1995. In addition, an expansion project, including 400 additional rooms and suites, a casino expansion, a new restaurant, an 18-hole golf course and a full-service spa, is currently under construction.

     The management agreement for Silver Star provides for a seven-year term expiring in July 2001 and a management fee of 30% of the enterprise's operating income before debt service for the first five years and 40% of its operating income before debt service for the final two years. Under the agreement, the Company provided $30.5 million in debt financing for the construction and start-up of the facility, which amount was repaid during fiscal 1995 from the enterprise's cash flow. The Company has loaned to the tribe an additional $10 million for a casino expansion project which was completed in December 1994. This loan is being repaid over five years.

NEW DEVELOPMENTS

     Par-A-Dice Acquisition

     On April 26, 1996, the Company entered into a definitive purchase agreement for the Par-A-Dice Acquisition. The Par-A-Dice is a riverboat facility located along the Illinois River in East Peoria, Illinois, approximately 170 miles from Chicago. The Par-A-Dice initially commenced operations in November 1991, operating from a temporary facility in downtown Peoria. In May 1993, the facility was relocated across the Illinois River to a newly constructed land-based pavilion, containing two restaurants, a bar, gift shop, ticketing area and surface parking for 750 cars, located on 19 acres in East Peoria. In May 1994, the original Par-A-Dice Casino replica paddle-wheel riverboat was replaced with a new, state-of-the-art, twin hull cruise ship. The new boat measures 238 feet long and 66 feet wide and since the recent completion of an expansion in March 1996, features 33,000 square feet of gaming space on four levels with approximately 1,000 slot machines and 42 table games, as well as limited food and beverage services. The Par-A-Dice Hotel, which is currently under construction and scheduled to be completed in the fall of 1996, is a 204-room full-service hotel with extensive food and beverage and banquet and meeting facilities. The Company believes the hotel will enable the Par-A-Dice to further develop an overnight customer base for the facility and provides much needed banquet and meeting capabilities.

     The Par-A-Dice is the primary casino entertainment facility serving central Illinois, and is strategically located within 1/8 of a mile from an exit off of Interstate 74, a major regional east-west interstate highway. The Par-A-Dice is the only casino entertainment facility within approximately 100 miles of Peoria. There are more than 350,000 people living within the Peoria metropolitan area and over 1.7 million people over the age of 21 within 100 miles of Peoria. The Par-A-Dice Acquisition is subject to certain closing conditions including the obtaining of regulatory approvals from the Mississippi Gaming Commission and the Illinois Gaming Board. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Mirage Joint Venture Project."

     Sam's Town Reno

     The Company recently announced its plans for a $92 million casino hotel and entertainment complex in Reno, Nevada. The Company is in the process of acquiring by the end of July a 100-acre parcel of land south of Reno and adjacent to a newly opened freeway interchange. Plans for the Sam's Town Reno project include a 33,000 square foot casino, featuring over 1,200 slot machines and 36 table games and a hotel with 211 guest rooms and suites. The project is also planned to include five destination restaurants, two entertainment lounges, a 5,000-seat outdoor arena, an approximately 15,000 square foot events arena, retail shops and two old time movie theaters. The Company has reached preliminary agreement with the owner of the property to acquire the land and is in the process of completing that acquisition. Following the land acquisition, the Company expects to commence construction of Sam's Town Reno by the end of this calendar year, with the opening occurring as early as spring 1998.

     William S. Boyd, Chairman and Chief Executive Officer of the Company, and Warren L. Nelson, a Director of the Company, each owns a 17.5% partnership interest in the partnership which owns the land to be acquired. The $6 million purchase price for the land is based upon an independent third-party appraisal and the purchase of the land from the partnership has been approved by an independent committee of the Company's Board of Directors. See "Risk
Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Mirage Joint Venture Project."

     Mirage Joint Venture

     On May 29, 1996, the Company, through a wholly-owned subsidiary, entered into a joint venture agreement with a subsidiary of Mirage to jointly develop and own a casino hotel entertainment facility in Atlantic City, New Jersey. The Atlantic City Project is planned to be one component of a multi-facility casino entertainment development, master-planned by Mirage for the Marina district of Atlantic City. The Atlantic City Project is expected to cost approximately $500 million. The agreement contemplates that the joint venture would fund $300 million of the project cost with non-recourse third-party financing. The remaining $200 million is expected to be funded equally by capital contributions from the partners, including, in the case of Mirage, contribution of the land. Pursuant to the joint venture agreement, the Company will control the development and operation of the Atlantic City Project. The Atlantic City Project will include a hotel of at least 1,000 rooms and will be adjacent and connected to Mirage's planned wholly-owned resort. Construction is anticipated to begin after completion of the remediation of the property and to take approximately 24 months to complete. The Mirage Joint Venture will give the Company a presence in Atlantic City, the primary casino gaming market serving the eastern United States. See "Risk Factors -- Uncertainties of Consummation of the Par-A-Dice Acquisition and Development of Sam's Town Reno and the Mirage Joint Venture Project."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the current directors and executive officers of Boyd Gaming Corporation:

           NAME              AGE                            POSITION
- ---------------------------  ---   ----------------------------------------------------------
William S. Boyd............  64    Chairman of the Board of Directors and Chief Executive
Charles L. Ruthe...........  62    President and Director
Robert L. Boughner.........  43    Executive Vice President, Chief Operating Officer and
                                   Director
Ellis Landau...............  52    Senior Vice President, Chief Financial Officer and
                                   Treasurer
Ralph Purnell..............  61    Senior Vice President-Director of Operations, Nevada
                                   Region
Maunty C. Collins..........  53    Senior Vice President-Director of Operations, Central
                                   Region
James Hippler..............  49    Senior Vice President-Administration
Charles E. Huff............  51    Vice President, Secretary and General Counsel
Keith E. Smith.............  35    Vice President and Controller
Brian Larson...............  39    Vice President-Development and Assistant Secretary
William R. Boyd............  36    Vice President and Director
Marianne Boyd Johnson......  37    Assistant Secretary and Director
Perry B. Whitt.............  73    Vice Chairman of the Board of Directors and Director
Kenny C. Guinn.............  59    Director
Warren L. Nelson...........  82    Director
Donald Snyder..............  48    Director

     William S. Boyd is the father of William R. Boyd and Marianne Boyd Johnson.

     William S. Boyd has served as a director of the Company since its inception in June 1988 and as Chairman of the Board of Directors and Chief Executive Officer since August 1988. A co-founder of CH&C, he has served as a director and President of CH&C since its inception in 1973, and has also held several other offices with CH&C. Mr. Boyd has also served as President and a Director of Eldorado, Inc., which operates the Eldorado Properties. Prior to joining the Company, Mr. Boyd practiced law in Las Vegas for 15 years. Between 1970 and 1974 he also was Secretary and Treasurer and a member of the Board of Directors of the Union Plaza Hotel and Casino. Mr. Boyd has been active in numerous business and civic organizations in Las Vegas.

     Charles L. Ruthe has served as a director of the Company since its inception, President since August 1988 and Chief Operating Officer from August 1988 to April 1990. Mr. Ruthe is currently on a leave of absence from his positions as President of the Company and as a director pending approval by the Missouri Gaming Commission of Mr. Ruthe's gaming license application. He has served as a director of CH&C since its inception and has also held several offices with CH&C. Mr. Ruthe is active in many Las Vegas business and civic organizations. Mr. Ruthe is a director of Sierra Health Services, Inc., a healthcare company. In 1995, Mr. Ruthe was appointed President of Boyd Development Corporation, a wholly-owned subsidiary of the Company.

     Robert L. Boughner has been Executive Vice President and Chief Operating Officer of the Company since April 1990 and has served as a director since April 1996. From 1985 until April 1990, he served as Senior Vice President of Administration of CH&C and prior to that time he held various management positions in the Company. Mr. Boughner is active in civic and industry affairs, and serves on the Board of Directors of the Las Vegas Convention and Visitors Authority, the Nevada Hotel and Motel Association and the Nevada Restaurant Association.

     Ellis Landau has been Senior Vice President, Chief Financial Officer and Treasurer of the Company since August 1990. From April 1990 through July 1990, he served as a consultant to the Company. Prior to joining the Company, Mr. Landau held various management positions with Ramada, Inc., a gaming and hospitality company whose gaming operations were transferred to Aztar Corporation, including Vice President and Treasurer of that company from 1978 to February 1990.

     Ralph Purnell has been Senior Vice President-Director of Operations, Nevada Region of the Company since its inception. From the inception of the Company until April 1994, Mr. Purnell served as Senior Vice President-Gaming of the Company. From 1975 to 1988, Mr. Purnell held various positions with CH&C, including General Manager of the Stardust and the California. Mr. Purnell serves on the Board of Directors of the Nevada Resort Association.

     Maunty C. Collins has been Senior Vice President-Director of Operations, Central Region of the Company since June 1993. From December 1991 through June 1993, he served as Assistant General Manager at the Stardust. From 1985 until December 1991, he was General Manager at Sam's Town Gold River in Laughlin, Nevada. From 1978 to 1985, Mr. Collins held various positions at properties owned by the Company.

     James W. Hippler has been Senior Vice President-Administration of the Company since April 1990. From 1980 to 1990, Mr. Hippler held various positions with CH&C, including Director of Risk Management, Director of Internal Audit and Director of Human Resources.

     Charles E. Huff has been Vice President, Secretary and General Counsel of the Company since its inception. He has served as Vice President and General Counsel of CH&C since July 1986 and Secretary since January 1988. Prior to joining CH&C, Mr. Huff practiced law in Las Vegas for 13 years.

     Keith E. Smith became Vice President and Controller of the Company in June 1993. From September 1990 to June 1993 he served as Corporate Controller of the Company. From May 1989 to September 1990, Mr. Smith was Vice President-Finance of the Dunes Hotel, Casino and Country Club in Las Vegas. From 1982 to May 1989, he was employed by Ramada, Inc. in a variety of positions, including Controller of the Tropicana Resort and Casino in Las Vegas.

     Brian A. Larson became Vice President-Development of the Company in June 1993 and Assistant Secretary in August 1993. He has also served as Associate General Counsel of the Company since March 1993. From 1987 through February 1993, Mr. Larson was associated with the law firm of Snell & Wilmer in Phoenix, Arizona, in which he became a partner on January 1, 1992.

     William R. Boyd has been a Vice President of the Company since December 1990 and a director since September 1992. From June 1987 until December 1990, he was director of operations at the Fremont. From 1978 until 1987, he held various positions at the California and at Sam's Town Las Vegas.

     Marianne Boyd Johnson has been Assistant Secretary of the Company since September 1989 and a director since September 1990. From 1976 until September 1990, she held a variety of full and part-time sales and marketing positions with the Company and CH&C.

     Perry B. Whitt has served as a director of the Company since its inception and Vice Chairman of the Board of Directors since August 1988. He has served as a director of CH&C since its inception, and has also held several offices with CH&C. Mr. Whitt has over 40 years experience in the gaming industry, much of it with the Boyd family. He is also President of Utility Shareholders Association of Nevada and serves on the Board of Directors of BankWest of Nevada.

     Kenny C. Guinn has served as a director of the Company since January 1994. He has served as Chairman of the Board of Southwest Gas Corporation ("Southwest") since May 1993 and Chairman of the Board of PriMerit Bank, a subsidiary of Southwest ("PriMerit"), since 1987. From 1978 to May 1993, Mr. Guinn served in various other executive positions for Southwest and PriMerit, including Chief Executive Officer of Southwest from 1988 to 1993 and Chief Executive Officer of PriMerit until 1992. He served as Interim President of the University of Nevada, Las Vegas from May 1994 until May 1995. Mr. Guinn is also a director of Oasis Residential, Inc. and Del Webb, Inc.

     Warren L. Nelson has served as a director of the Company since its inception and as a director of CH&C since its inception. For the last 28 years, he has been a co-owner and director of the Club Cal

Neva, a gaming facility in Reno, Nevada. Mr. Nelson has over 55 years experience in the gaming industry. He is a Director of International Game Technology, a slot machine manufacturer.

     Donald Snyder has served as a director of the Company since April 1996. From 1993 to the present, Mr. Snyder has served as Chairman, President and Chief Executive Officer of the Fremont Street Experience Limited Liability Company, the developer and operator of the Fremont Street Experience in Downtown Las Vegas. From 1992 to 1993, he was President of Strategic Associates, Inc., a consulting firm. From 1987 through 1991, he served as Chairman of the Board and Chief Executive Officer of First Interstate Bank of Nevada.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of May 15, 1996 and as adjusted to reflect the Offering (i) by each person who is known by the Company to own more than 5% of the Common Stock, (ii) by each director and named executive officer of the Company (iii) the other Selling Stockholders and (iv) by all officers and directors of the Company as a group. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.

                                         SHARES BENEFICIALLY OWNED                   SHARES BENEFICIALLY OWNED
                                           PRIOR TO THE OFFERING      SHARES TO BE       AFTER THE OFFERING
                                         --------------------------   SOLD IN THE    --------------------------
                NAME(A)                    NUMBER     PERCENTAGE(B)     OFFERING       NUMBER     PERCENTAGE(C)
- ---------------------------------------  ----------   -------------   ------------   ----------   -------------
William S. Boyd(d).....................  26,166,348        45.5%          136,201    26,030,147       42.3%
Jimma L. Beam(e).......................   3,610,829         6.3           --          3,610,829         5.9
Marianne Boyd Johnson(f)...............   2,050,757         3.6           180,000     1,870,757         3.1
William R. Boyd(g).....................   2,041,239         3.6           180,000     1,861,239         3.1
Perry B. Whitt(h)......................   1,704,808         3.0           100,000     1,604,808         2.6
Robert Boughner(i).....................     522,203       *               100,000       422,203       *
Charles L. Ruthe(j)....................     432,121       *               200,000       232,121       *
Ellis Landau(k)........................     395,000       *               125,000       270,000       *
Ralph Purnell(l).......................     254,332       *               --            254,332       *
Maunty C. Collins(m)...................     212,356       *               --            212,356       *
Charles E. Huff(n).....................      73,783       *               --             73,783       *
Warren L. Nelson(o)....................      57,750       *               --             57,750       *
James Hippler(p).......................      30,829       *               --             30,829       *
Keith E. Smith(q)......................      19,280       *               --             19,280       *
Brian Larson(r)........................      18,767       *               --             18,767       *
Kenny C. Guinn(s)......................       7,750       *               --              7,750       *
Donald Snyder..........................          --       *               --             --           *
Samuel J. Boyd.........................   1,652,000                        80,000     1,572,000
Gregory W. Nelson......................     516,611       *                50,000       466,611       *
Milton D. Reade........................     423,279       *                 1,000       422,279       *
Ingeburg C. Boyd.......................     385,941       *                 1,000       384,941       *
Al Garbian.............................     380,000       *                40,000       340,000       *
George R. Neuman.......................     300,634       *                35,000       265,634       *
John F. Merrill........................     107,679       *                40,000        67,679       *
Kenneth G. Mapel.......................                                     1,000
Dale K. Mapel..........................                                     1,000
Sharon A. Mapel........................                                     1,000
Daniel D. Reade........................                                     1,000
Guy K. Kirtley.........................                                    25,000
All officers and directors as a group
  (16 persons)(t)......................  33,987,323        59.5         1,021,201    32,966,122        53.1

- ---------------
 *  Represents less than one percent.

(a) The mailing address of all persons in the list set forth above is: 2950 South Industrial Road, Las Vegas, Nevada 89109.

(b) Percentage beneficially owned is based on 57,115,365 total shares of Common Stock outstanding.

(c) Percentage beneficially owned is based on 61,115,365 total shares of Common Stock outstanding (including 4,000,000 shares issued and sold in the Offering) and assumes no exercise of the Underwriters' over-allotment option.

(d) Includes 22,969,681 shares of Common Stock held by The William S. Boyd Gaming Properties Trust, of which Mr. Boyd is trustee, and 2,800,000 shares held by the William S. Boyd Family Limited Partnership, of which a corporation owned by Mr. Boyd is the sole general partner. Also includes 396,667 shares issuable pursuant to options exercisable within 60 days of the date of the Offering.

(e) Includes 1,000 shares of Common Stock held by the Jimma L. Beam Revocable Trust, of which Ms. Beam is trustee.

(f) Includes 2,012,906 shares of Common Stock held by The Marianne E. Boyd Gaming Properties Trust, of which Ms. Johnson is trustee, 1,000 shares held by the Marianne E. Boyd Trust, of which Ms. Johnson is trustee, and 19,488 shares held by educational trusts for Ms. Johnson's nieces and nephews, of which Ms. Johnson is trustee. Ms. Johnson disclaims beneficial ownership of the shares held by such educational trusts. Also includes 16,000 shares issuable pursuant to options exercisable within 60 days of the date of the Offering.

(g) Includes 1,967,266 shares of Common Stock held by The William R. Boyd Gaming Properties Trust, of which Mr. Boyd is trustee, 48,403 shares held in trust for the benefit of Mr. Boyd's children, and 4,837 shares held in an educational trust for Mr. Boyd's nephew, of which Mr. Boyd is trustee. Mr. Boyd disclaims beneficial ownership of the shares held by such children's and educational trusts. Also includes 18,167 shares issuable pursuant to options exercisable within 60 days of the date of the Offering.

(h) Includes 1,702,058 shares of Common Stock held by the Whitt Family Trust, of which Mr. Whitt and his wife are trustees. Also includes 2,750 shares issuable pursuant to options exercisable within 60 days of the date of the Offering.

(i) Includes 408,870 shares of Common Stock held by the Robert L. Boughner Investment Trust, of which Mr. Boughner is trustee. Also includes 113,333 shares issuable pursuant to options exercisable within 60 days of the date of the Offering.

(j) Includes 1,000 shares of Common Stock owned by the Donna A. Ruthe Revocable Living Trust, of which Mr. Ruthe's wife is trustee. Also includes 113,333 shares of Common Stock which Mr. Ruthe has the right to acquire through the exercise of options exercisable within 60 days of the date of the Offering.

(k) Includes 90,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering.

(l) Includes 9,000 shares of Common Stock owned by the Ralph W. Purnell Irrevocable Trust. Also includes 80,000 shares issuable pursuant to options exercisable within 60 days of the date of the Offering.

(m) Includes 97,550 shares of Common Stock held by the Maunty C. Collins Trust, of which Mr. Collins is trustee, and 1,708 shares owned by Mr. Collin's wife. Also includes 70,000 shares issuable pursuant to options exercisable within 60 days of the date of the Offering.

(n) Includes 3,400 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering.

(o) Includes 2,750 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering.

(p) Includes 18,167 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering.

(q) Includes 325 shares of Common Stock owned by Mr. Smith's wife. Also includes 18,167 shares issuable pursuant to options exercisable within 60 days of the date of the Offering.

(r) Includes 18,167 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering.

(s) Includes 2,750 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering.

(t) Includes 963,651 shares of Common Stock issuable pursuant to options exercisable within 60 days of the date of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue up to 200,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"). Upon the closing of the Offering, there will be 61,115,365 shares of Common Stock issued and outstanding (61,715,365 if the Underwriters' over-allotment options are exercised in full) and no shares of Preferred Stock outstanding.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of Common Stock do not have the right of cumulative voting for the election of directors. Subject to any preferences which may be granted to the holders of Preferred Stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, as well as any distributions to the stockholders and, in the event of a liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, redemption or preemptive rights or other rights to subscribe for additional shares. Shares of Common Stock will not be subject to redemption except as required to comply with any laws, rules or regulations governing the conduct of the gaming business. The outstanding shares of Common Stock are, and the shares to be sold by the Company in this Offering will be, when issued and delivered, validly issued, fully paid and nonassessable. Certificates for shares of Common Stock may bear legends required by the gaming authorities of the various states in which the Company operates.

     The Board may issue shares of Preferred Stock in one of more series and determine the designation and fix the number of shares of each series without further action by the holders of Common Stock. The Board is further authorized to fix and determine the dividend rate, premium or redemption rate, conversion rights, voting rights, preferences, privileges, restrictions and other variations granted to and imposed on any unissued series of Preferred Stock. No shares of Preferred Stock will be outstanding immediately after the Offering, and the Company currently has no plans to issue any such shares. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Restated Articles of Incorporation and Restated Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the Company and its stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's stockholders deemed such an attempt to be in their best interests, including those attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors. The Company may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

     Classified Board of Directors. The Restated Articles of Incorporation provide for the board to be divided into three classes, as nearly equal in numbers as the then number of Board members permit with the term of office of one class expiring each year. As a result, approximately one-third of the Board will be elected each year. Currently, the size of the Board is fixed at six members. The classified Board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the company and its stockholders. The Restated Articles of Incorporation also provide that a director may not be removed from office without cause unless by the vote of the holders of 66.67% or more of the outstanding shares of Common Stock entitled to vote.

NEVADA LEGISLATION

     On October 1, 1991, Nevada's "Combination with Interested Stockholders Statute" and certain amendments to Nevada's "Control Share Acquisition Statute" became effective. Both statutes may have the effect of delaying or making it more difficult to effect a change in control of the Company.

     The Combination with Interested Stockholders Statute prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" means any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder": (i) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (ii) having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within five years after the interested stockholder acquired his shares unless the combination or the purchase of shares made by the interested stockholder disapproved by the board of directors before the interested stockholder acquired such shares. If this approval is not obtained, then after the expiration of the five-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the five years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; (ii) the market value per Common Share on the date of the announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (iii) for the holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

     Nevada's Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's disinterested stockholders. The Control Share Acquisition Statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days become Control Shares (as defined in such statute) and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. the Control Share Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. the Board is required to notify stockholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenter's right.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Wells Fargo & Co.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Stockholders and Salomon Brothers Inc, Goldman, Sachs & Co., Montgomery Securities and Raymond James & Associates, Inc., as representatives of the several underwriters (the "Representatives"), the Company and the Selling Stockholders have agreed to sell to the entities named below (the "Underwriters"), and each such Underwriter has severally agreed to purchase from the Company and the Selling Stockholders, the aggregate number of shares of Common Stock set forth opposite its name below:

                                                                            NUMBER
                               NAME OF UNDERWRITER                         OF SHARES
        -----------------------------------------------------------------  ---------
        Salomon Brothers Inc ............................................
        Goldman, Sachs & Co. ............................................
        Montgomery Securities............................................
        Raymond James & Associates, Inc. ................................

                                                                           ----------
                  Total..................................................  5,297,201
                                                                           ==========

     The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment options described below), if any are purchased.

     The Representatives have advised the Company that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $          per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share on sales to certain other dealers. After the initial offering, the price to public, and concessions to dealers may be changed.

     The Company and certain of the Selling Stockholders have granted to the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase up to 730,000 additional shares of Common Stock at the price to public less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise these options solely for the purpose of covering over-allotments, if any, incurred in the sale of shares of Common Stock being offered hereby. To the extent the Underwriters exercise such options, each of the Underwriters will be obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Company, each Selling Stockholder, each director and executive officer of the Company and certain other stockholders of the Company, holding in the
aggregate        shares of Common Stock, have agreed that they will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, with certain exceptions, any shares of Common Stock or any securities convertible into, or exchangeable for, Common Stock for a period of 120 days from the date of this Prospectus without the prior consent of the Representatives.

     No action has been taken or will be taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this Prospectus are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain matters with respect to the Common Stock offered hereby will be passed upon for the Company by Morrison & Foerster LLP, Irvine, California. With respect to all matters of Nevada law, Morrison & Foerster will rely on the opinion of McDonald, Carano, Wilson, McCune, Bergin, Frankovich & Hicks, Reno, Nevada. Cravath, Swaine & Moore, New York, New York, has acted as counsel for the Underwriters in connection with the Offering being made hereby.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1995 and 1994 and for each of the three years in the period ended June 30, 1995 included and incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The consolidated financial statements of Par-A-Dice Gaming Corporation as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in Boyd Gaming Corporation's Form 8-K Current Report dated June 7, 1996, have been incorporated herein by reference in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 75 Park Place, New York, New York 10007 and at the Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such information may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Company's Common Stock is listed.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of said document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission and are incorporated by reference in this prospectus: (i) the Company's Annual Report on Form 10-K for the year ended June 30, 1995; (ii) the Company's amended Annual Report on Form 10-K/A for the year ended June 30, 1995, (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995; (iv) the Company's amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1995; (v) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995; (vi) the Company's amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 1995; (vii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (viii) the Company's Current Report on Form 8-K, dated May 13, 1996; (ix) the Company's Current Report on Form 8-K, dated June 7, 1996; (x) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A declared effective by the Commission on October 15, 1993; and (xi) all other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities or incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to Boyd Gaming Corporation, 2950 South Industrial Road, Las Vegas, Nevada 89109, Attention: Investor Relations, telephone (702) 792-7200.

                                  BOYD GAMING
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Independent Auditors' Report..........................................................   F-2
Consolidated Financial Statements
  Consolidated Balance Sheets.........................................................   F-3
  Consolidated Statements of Income...................................................   F-4
  Consolidated Statements of Cash Flows...............................................   F-5
  Consolidated Statements of Changes in Stockholders' Equity..........................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                          INDEPENDENT AUDITORS' REPORT

     We have audited the accompanying consolidated balance sheets of Boyd Gaming Corporation and subsidiaries (the "Company") as of June 30, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boyd Gaming Corporation and subsidiaries at June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Las Vegas, Nevada
August 18, 1995

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          MARCH 31,           JUNE 30,
                                                          ---------     ---------------------
                                                            1996          1995         1994
                                                          ---------     --------     --------
                                                          (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.............................  $  51,918     $ 83,169     $ 66,964
  Short-term investments................................         --           --        5,000
  Accounts receivable, net..............................     17,358       16,135       11,274
  Inventories...........................................      6,455        6,648        6,468
  Prepaid expenses and other............................     17,039       13,465       15,405
                                                           --------     --------     --------
     Total current assets...............................     92,770      119,417      105,111
Property, equipment and leasehold interests, net........    782,754      765,799      656,955
Other assets and deferred charges.......................     55,810       53,686       63,264
Goodwill, net...........................................     10,619       10,611       10,967
                                                           --------     --------     --------
     Total assets.......................................  $ 941,953     $949,513     $836,297
                                                           ========     ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt..................  $  40,657     $ 36,347     $ 21,344
  Accounts Payable......................................     40,066       50,432       72,179
  Accrued liabilities
     Payroll and related................................     21,491       21,133       18,789
     Interest and other.................................     25,229       20,792       18,448
  Income taxes payable..................................      3,882          596           --
                                                           --------     --------     --------
     Total current liabilities..........................    131,325      129,300      130,760
Long-term debt, net of current maturities...............    548,034      587,957      525,637
Deferred income taxes...................................     32,527       29,643       15,495
Commitments
Stockholders' equity
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized.........................................         --           --           --
  Common stock, $.01 par value; 200,000,000 shares
     authorized; 57,115,365, 56,999,018 and 56,816,895
     shares outstanding.................................        571          570          568
  Additional paid-in capital............................    101,436      100,085       98,128
  Retained earnings.....................................    128,060      101,958       65,709
                                                           --------     --------     --------
     Total stockholders' equity.........................    230,067      202,613      164,405
                                                           --------     --------     --------
     Total liabilities and stockholders' equity.........  $ 941,953     $949,513     $836,297
                                                           ========     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 NINE MONTHS ENDED
                                                                     MARCH 31,            FOR THE YEAR ENDED JUNE 30,
                                                               ---------------------   ---------------------------------
                                                                 1996        1995        1995        1994        1993
                                                               ---------   ---------   ---------   ---------   ---------
                                                                    (UNAUDITED)
Revenues
  Casino....................................................   $ 413,097   $ 348,296   $ 463,179   $ 341,473   $ 308,495
  Food and beverage.........................................     105,703      92,575     123,527      99,082      91,500
  Rooms.....................................................      52,308      45,212      62,300      44,934      44,394
  Other.....................................................      35,300      27,881      37,563      28,695      27,352
  Management fee and joint venture..........................      30,893      24,969      35,763          --          --
                                                                --------    --------    --------    --------    --------
Gross revenues..............................................     637,301     538,933     722,332     514,184     471,741
Less promotional allowances.................................      55,792      46,548      61,992      45,965      40,567
                                                                --------    --------    --------    --------    --------
    Net revenues............................................     581,509     492,385     660,340     468,219     431,174
                                                                --------    --------    --------    --------    --------
Costs and expenses
  Casino....................................................     203,769     166,479     221,844     164,798     145,777
  Food and beverage.........................................      74,337      68,064      90,670      74,115      67,236
  Rooms.....................................................      17,910      18,093      24,578      19,683      18,881
  Other.....................................................      25,653      19,275      25,567      20,633      19,374
  Selling, general and administrative.......................      83,179      60,038      79,785      54,441      48,435
  Maintenance and utilities.................................      22,620      21,638      28,452      21,057      19,220
  Depreciation and amortization.............................      45,868      40,953      54,518      42,136      39,450
  Corporate expense.........................................      16,417      17,027      24,356      12,503       9,882
  Preopening expense........................................      10,004          --          --       4,605          --
                                                                --------    --------    --------    --------    --------
    Total...................................................     499,757     411,567     549,770     413,971     368,255
                                                                --------    --------    --------    --------    --------
Operating income............................................      81,752      80,818     110,570      54,248      62,919
                                                                --------    --------    --------    --------    --------
Other income (expense)
  Interest income...........................................         987       1,682       2,072       3,379       1,510
  Interest expense, net of amounts capitalized..............     (39,322)    (37,940)    (48,443)    (39,472)    (33,888)
  Gain on investment........................................          --          --          --          --       1,062
                                                                --------    --------    --------    --------    --------
    Total...................................................     (38,335)    (36,258)    (46,371)    (36,093)    (31,316)
                                                                --------    --------    --------    --------    --------
Income before provision for income taxes, cumulative effect
  of a change in accounting principle and extraordinary
  item......................................................      43,417      44,560      64,199      18,155      31,603
Provision for income taxes..................................      17,315      20,265      27,950       7,505      11,469
                                                                --------    --------    --------    --------    --------
Income before cumulative effect of a change in accounting
  principle and extraordinary item..........................      26,102      24,295      36,249      10,650      20,134
Cumulative effect of a change in accounting for income
  taxes.....................................................          --          --          --       2,035          --
                                                                --------    --------    --------    --------    --------
Income before extraordinary item............................      26,102      24,295      36,249      12,685      20,134
Extraordinary item, net of tax benefit of $3,805............          --          --          --          --       7,397
                                                                --------    --------    --------    --------    --------
Net income..................................................      26,102      24,295      36,249      12,685      12,737
Dividends on preferred stock................................          --          --          --         467       1,881
                                                                --------    --------    --------    --------    --------
Net income applicable to common stock.......................   $  26,102   $  24,295   $  36,249   $  12,218   $  10,856
                                                                ========    ========    ========    ========    ========
Net income per common share
  Income before cumulative effect of a change in accounting
    principle and extraordinary item........................   $     .46   $     .43   $    0.64   $    0.19   $    0.37
  Cumulative effect of a change in accounting for income
    taxes...................................................          --          --          --        0.04          --
  Extraordinary item........................................          --          --          --          --       (0.15)
                                                                --------    --------    --------    --------    --------
Net income..................................................   $     .46   $     .43   $    0.64   $    0.23   $    0.22
                                                                ========    ========    ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                             NINE MONTHS ENDED
                                                                 MARCH 31,            FOR THE YEAR ENDED JUNE 30,
                                                            --------------------   ---------------------------------
                                                              1996       1995        1995        1994        1993
                                                            --------   ---------   ---------   ---------   ---------
                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income................................................  $ 26,102   $  24,295   $  36,249   $  12,685   $  12,737
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization...........................    45,868      40,953      54,518      42,136      39,450
  Cumulative effect of a change in accounting for income
    taxes.................................................        --          --          --      (2,035)         --
  Extraordinary item......................................        --          --          --          --       7,397
  Gain on sale of investment..............................        --          --          --          --      (1,062)
  Deferred income taxes...................................     2,884       8,666      14,148         877         102
  Other...................................................       (31)        (29)         84        (142)        (62)
Changes in assets and liabilities:
    Increase in accounts receivable, net..................    (1,223)     (5,270)     (3,089)     (4,383)        (50)
    (Increase) decrease in inventories....................       193         (22)       (180)     (1,891)       (605)
    (Increase) decrease in prepaid expenses...............    (3,574)      1,614       1,940      (4,952)       (342)
    (Increase) decrease in other assets...................    (5,547)      6,504      (2,032)     (3,995)     (3,106)
    Increase (decrease) in other current liabilities......    16,870     (18,390)    (19,146)     39,766      (3,771)
    Increase (decrease) in income taxes payable...........     3,286          --         596      (2,291)      3,728
                                                                        --------   ---------   ---------   ---------
Net cash provided by operating activities.................    84,828      58,321      83,088      75,775      54,416
                                                                        --------   ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property, equipment and other assets.....   (81,616)   (104,172)   (181,212)   (307,045)    (24,926)
  Proceeds from loans receivable..........................        --          --      30,667          --          --
  Proceeds from sale of investment........................        --          --          --          --       1,935
  Cash acquired in Eldorado, Inc. acquisition.............        --          --          --       1,622          --
  Decrease (increase) in short-term investments...........        --       5,000       5,000      (5,000)         --
                                                                        --------   ---------   ---------   ---------
Net cash used in investing activities.....................   (81,616)    (99,172)   (145,545)   (310,423)    (22,991)
                                                                        --------   ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt................     1,074       7,850      86,025     148,500     180,375
  Payments on long-term debt..............................   (26,687)    (16,650)    (22,027)    (13,862)   (160,711)
  Net borrowings under credit agreements..................   (10,000)     18,000      13,000      35,000          --
  Cash paid to retire bonds...............................        --          --          --          --      (9,534)
  Dividends paid..........................................        --          --          --        (467)     (1,881)
  Proceeds from issuance of common stock..................     1,150       1,132       1,664      72,368          --
  Other...................................................        --          --          --          --        (838)
                                                                        --------   ---------   ---------   ---------
Net cash provided by (used in) financing activities.......   (34,463)     10,332      78,662     241,539       7,411
                                                                        --------   ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents......   (31,251)    (30,519)     16,205       6,891      38,836
Cash and cash equivalents, beginning of year..............    83,169      66,964      66,964      60,073      21,237
                                                                        --------   ---------   ---------   ---------
Cash and cash equivalents, end of year....................  $ 51,918   $  36,445   $  83,169   $  66,964   $  60,073
                                                                        ========   =========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest, net of amounts capitalized......  $ 40,320   $  38,521   $  51,405   $  33,541   $  25,085
                                                                        ========   =========   =========   =========
  Cash paid for income taxes..............................  $ 10,991   $  12,465   $  12,607   $  10,050   $   7,638
                                                                        ========   =========   =========   =========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES
  Property additions acquired on contracts and trade
  payables which were accrued, but not yet paid...........  $  1,646   $   8,109   $  24,109   $  22,022   $   2,238
                                                                        ========   =========   =========   =========
  Deferred bond financing costs incurred..................  $      -   $       -   $       -   $   1,500   $   4,625
                                                                        ========   =========   =========   =========
  Unamortized bond financing costs written-off............  $      -   $       -   $       -   $       -   $   1,667
                                                                        ========   =========   =========   =========
  Tax benefit on extraordinary item.......................  $      -   $       -   $       -   $       -   $   3,805
                                                                        ========   =========   =========   =========
  Acquisition of Eldorado, Inc.
    Assets acquired.......................................  $      -   $       -   $       -   $  21,796   $       -
    Liabilities assumed...................................         -           -           -      14,662           -
                                                                        --------   ---------   ---------   ---------
    Net acquisition.......................................  $      -   $       -   $       -   $   7,134   $       -
                                                                        ========   =========   =========   =========
  Conversion of preferred stock to common stock...........  $      -   $       -   $       -   $  17,788   $       -
                                                                        ========   =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                           PREFERRED STOCK            COMMON STOCK          ADDITIONAL                                  TOTAL
                        ---------------------     ---------------------      PAID-IN      RETAINED      TREASURY    STOCKHOLDERS'
                         SHARES       AMOUNT        SHARES       AMOUNT      CAPITAL      EARNINGS       STOCK         EQUITY
                        --------     --------     ----------     ------     ---------     ---------     -------     -------------
BALANCES, JULY 1,
 1992................    181,870     $ 19,260     48,761,507     $ 513      $   3,604     $  42,635     $(3,344)      $  62,668
Net income...........                                                                        12,737                      12,737
Cash dividends on
  preferred stock....                                                                        (1,881)                     (1,881)
Common stock
  acquired...........                             (1,624,753)                                            (1,629)         (1,629)
Preferred stock
  acquired...........     (3,989)                                                                          (399)           (399)
Common stock sold....                              1,273,752                       39                     1,151           1,190
                         -------     --------     ----------     -----        -------       -------     -------       ---------
BALANCES, JUNE 30,
  1993...............    177,881       19,260     48,410,506       513          3,643        53,491      (4,221)         72,686
Net income...........                                                                        12,685                      12,685
Cash dividends on
  preferred stock....                                                                          (467)                       (467)
Conversion of
  preferred stock....   (177,881)     (19,260)     1,046,358        10         17,778                     1,472              --
Purchase of
  fractional
  shares.............                                    (78)                      (1)                                       (1)
Stock issued in
  connection with
  Employee stock
  purchase plan......                                 36,944                      463                                       463
Stock issued in
  connection with
  acquisition........                              2,723,165        27          7,107                                     7,134
Issuance of stock,
  net of expenses....                              4,600,000        46         71,859                                    71,905
Cancellation of
  treasury stock.....                                              (28 )       (2,721)                    2,749              --
                         -------     --------     ----------     -----        -------       -------     -------       ---------
BALANCES, JUNE 30,
  1994...............         --           --     56,816,895       568         98,128        65,709          --         164,405
Net income...........                                                                        36,249                      36,249
Stock issued in
  connection with
  Employee stock
  purchase plan......                                182,123         2          1,957                                     1,959
                         -------     --------     ----------     -----        -------       -------     -------       ---------
BALANCES, JUNE 30,
  1995...............         --           --     56,999,018       570        100,085       101,958          --         202,613
Net income
  (unaudited) for
  nine months ended
  March 31, 1996.....                                                                        26,102                      26,102
Stock issued in
  connection with
  Employee stock
  purchase plan
  (unaudited)........                                116,347         1          1,351                                     1,352
                         -------     --------     ----------     -----        -------       -------     -------       ---------
BALANCES, MARCH 31,
  1996 (UNAUDITED)...         --     $     --     57,115,365     $ 571      $ 101,436     $ 128,060     $    --       $ 230,067
                         =======     ========     ==========     =====        =======       =======     =======       =========

  The accompanying notes are an integral part of these consolidated financial statements.

                    BOYD GAMING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation.

     The accompanying consolidated financial statements include the accounts of Boyd Gaming Corporation and its wholly-owned subsidiaries, collectively referred to herein as the "Company." The Company owns and operates six casino entertainment facilities in Las Vegas, Nevada, one in Tunica, Mississippi and one in Kansas City, Missouri which is expected to open in September 1995. The Company manages a casino entertainment facility near Philadelphia, Mississippi which opened July 1, 1994 and for which it has a seven-year management contract. The Company is also part owner of and manages a riverboat gaming operation in Kenner, Louisiana which opened September 1994 for which it has a five-year management contract with certain renewal options. All material intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

  Cash and Cash Equivalents.

     Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. These investments are stated at cost which approximates fair value.

  Short-Term Investments.

     Short-term investments consist of highly liquid investments with an original maturity of more than three months. These investments are stated at cost which approximates market value.

  Inventories.

     Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out and retail inventory methods.

  Property and Equipment.

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Costs of major improvements including interest incurred during construction of new facilities and major additions are capitalized; costs of normal repairs and maintenance are charged to expense as incurred. Gains or losses on disposals of assets are recognized as incurred.

  Fair Value of Financial Instruments.

     The carrying value of the Company's cash and cash equivalents, trade receivables and trade payables approximates fair value because of the short maturity of those instruments. The Company estimates fair value of its long-term obligations based on quoted market prices or on the current rates offered to the Company for debt of the same remaining maturities.

  Goodwill.

     The excess of total acquisition costs over the fair value of assets acquired is amortized using the straight-line method over forty years. As of June 30, 1995 and 1994, accumulated amortization was $3,654,000 and $3,297,000, respectively.

  Revenues.

     Casino revenues represent the net win from gaming wins and losses. Revenues include the retail value of room, food, beverage and other goods and services provided to customers without charge. Such amounts are then deducted as promotional allowances. The estimated costs of providing these promotional allowances is charged to the casino department in the following amounts:

                                                            YEAR ENDED JUNE 30
                                                      -------------------------------
                                                       1995        1994        1993
                                                      -------     -------     -------
                                                              (IN THOUSANDS)
        Rooms.......................................  $ 8,991     $ 8,308     $ 6,700
        Food and beverage...........................   49,674      35,507      29,727
        Other.......................................    2,422       1,324       1,128
                                                      -------     -------     -------
        Total.......................................  $61,087     $45,139     $37,555
                                                      =======     =======     =======

  Income Taxes.

     The Company and its subsidiaries file a consolidated federal tax return. Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes , and (ii) operating loss and tax credit carryforwards. Prior to 1994, the Company accounted for income taxes under APB 11.

  Preopening Expenses.

     Expenses incurred prior to the opening of new facilities are capitalized as incurred and charged to expense upon commencement of operations. Preopening expenses for Sam's Town Kansas City, which is scheduled to open September 13, 1995, are expected to be approximately $10 million.

  Net Income Per Common Share.

     Net income per common share is based upon the weighted average number of common stock and common stock equivalents outstanding during the period which were 56,870,104, 54,297,226 and 48,581,891 for the years ended June 30, 1995,
1994 and 1993, respectively.

  Use of Estimates.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: RELATED PARTIES

     In connection with the closing of the Company's initial public offering in October 1993, the Company purchased Eldorado, Inc., owner of the Eldorado Casino and Jokers Wild Casino. The acquisition was accounted for as a purchase at historical cost. The Company issued 2,723,165 shares of common stock in exchange for all of the outstanding stock of Eldorado, Inc. and the assumption of debt and other liabilities. For the year ended June 30, 1994, revenue, net income and net income per common share on a proforma basis as if Eldorado, Inc. were owned by the Company for the entire fiscal year were $476,550,000, $12,794,000 and $.23, respectively. For the year ended June 30, 1993, revenue, net income before extraordinary item, net income and net income per common share on a proforma basis as if

Eldorado, Inc. were owned by the Company for the entire fiscal year were $450,174,000, $22,268,000, $14,871,000 and $.29, respectively. Certain former stockholders of Eldorado, Inc. are also directors, officers and significant shareholders of the Company.

NOTE 3: ACCOUNTS RECEIVABLE

     Account receivable at June 30 are as follows:

                                                                  1995        1994
                                                                 -------     -------
                                                                   (IN THOUSANDS)
        Casino.................................................  $ 5,661     $ 4,651
        Hotel..................................................    2,415       2,155
        Other..................................................    9,854       6,157
                                                                 -------     -------
        Total..................................................   17,930      12,963
        Less allowance for doubtful accounts...................    1,795       1,689
                                                                 -------     -------
        Total..................................................  $16,135     $11,274
                                                                 =======     =======

NOTE 4: PROPERTY, EQUIPMENT, AND LEASEHOLD INTEREST

     Property, equipment and leasehold interest consist of the following at June 30:

                                                                 1995         1994
                                                               --------     --------
                                                                  (IN THOUSANDS)
        Land.................................................  $115,803     $109,583
        Buildings and improvements...........................   482,443      374,964
        Furniture and equipment..............................   281,791      251,922
        Leasehold improvements...............................    42,878       42,030
        Construction in progress.............................   129,190      118,060
                                                               --------     --------
        Total fixed assets...................................  1,052,105     896,559
        Less accumulated depreciation and amortization.......   286,306      239,604
                                                               --------     --------
        Net fixed assets.....................................  $765,799     $656,955
                                                               ========     ========

     Depreciation and amortization are computed using the straight-line method over the following useful lives:

                                                                USEFUL LIVES
                                                                -------------
                Buildings and improvements....................  4 to 40 years
                Furniture and equipment.......................  3 to 30 years
                Leasehold improvements........................  3 to 40 years

     Certain property and equipment is pledged as collateral for long-term debt. See Notes 5 and 6. Property and equipment at June 30 include assets recorded under capital leases as follows:

                                                            1995       1994
                                                           ------     ------
                                                            (IN THOUSANDS)
                Furniture and equipment..................  $1,309     $1,309
                Less accumulated amortization............   1,164        944
                                                           ------     ------
                Net......................................  $  145     $  365
                                                           ======     ======

     Interest costs of $7.1 million and $6.6 million were capitalized in 1995 and 1994, respectively, during construction of new properties and major additions. No interest costs were capitalized during 1993.

NOTE 5: LONG-TERM DEBT

     Long-term debt at June 30 consists of the following:

                                                                 1995         1994
                                                               --------     --------
                                                                  (IN THOUSANDS)
        Notes payable under credit agreements................  $281,500     $210,000
        11% senior subordinated notes........................   185,000      185,000
        10.75% senior subordinated notes.....................   150,000      150,000
        Other................................................     7,804        1,981
                                                               --------     --------
        Total long-term debt.................................   624,304      546,981
        Less current maturities..............................    36,347       21,344
                                                               --------     --------
        Total................................................  $587,957     $525,637
                                                               ========     ========

     The Company, through a wholly-owned subsidiary, Boyd Tunica, Inc., entered into an agreement with a group of banks whereby the banks made available $60 million pursuant to a loan which matures in August 1998. Principal on the loan is payable quarterly beginning October 1, 1995 in the amount of $3.0 million per quarter with the entire unpaid balance due August 1998. Interest rates under the loan may be based on either the prime rate or London Interbank Offered Rate at the discretion of the Company. The loan agreement contains certain financial covenants and limitations on the incurrence of debt. The average interest rate under the loan at June 30, 1995 was 7.4%.

     The Company through its wholly-owned subsidiary, California Hotel and Casino, has an amended senior credit agreement with a group of commercial lending institutions. The amended agreement consists of a term loan and a revolving credit facility. Principal on the term loan is payable quarterly and ranges from $6.3 million in fiscal 1996 to $7.5 million in fiscal 1998. The outstanding principal balance under the term loan at June 30, 1995 was $80 million. Total availability under the revolving credit facility reduces to $125 million on June 30, 1996 and to $115 million on June 30, 1997 with any outstanding principal balance on the revolving credit facility due on June 30, 1998. At June 30, 1995, the Company had unused availability of $12 million under the revolving credit facility. The amended agreement provides for interest rates to be based on either the prime rate or the London Interbank Offered Rate at the discretion of the Company. The average interest rate under the amended agreement at June 30, 1995 was 8.5%.

     The term loan and revolving credit facility are collateralized by the real and personal property comprising four casino hotel properties owned by the Company in Nevada and by related security agreements with assignments of rents.

     The amended agreement contains certain financial covenants, limitations on the incurrence of debt and restrictions on dividends.

     The Company has $150 million principal amount of 10.75% senior subordinated notes due September 2003. The notes require semiannual interest payments on March 1 and September 1 of each year through September 1, 2003, at which time the principal balance is due and payable. The notes may be redeemed at the Company's option anytime after September 1, 1996 at redemption prices ranging from 105% in 1996 to 100% in 1999. The notes contain certain covenants regarding incurrence of debt, sales and disposition of assets, mergers or consolidations and limitations on restricted payments (as defined in the indenture relating to the notes).

     The Company, through its wholly-owned subsidiary California Hotel Finance Corporation, has $185 million principal amount of 11% senior subordinated notes due December 2002. The net proceeds were used to refinance certain indebtedness of the Company and provide for working capital needs and expansion of the Company's operations. The notes require semiannual interest payments on June 1 and December 1 of each year until December 1, 2002, at which time the principal balance is due and payable. The notes may be redeemed at the Company's option anytime after December 1, 1997 at redemption prices ranging from 104.125% in 1997 to 100% in 1999. The notes contain certain covenants regarding incurrence of debt, sales and disposition of assets, mergers or consolidations and limitations on restricted payments (as defined in the indenture relating to the notes).

     The estimated fair value of the Company's long-term debt at June 30, 1995 was approximately $636 million, versus its book value of $624 million. At June 30, 1994 the estimated fair value of the Company's long-term debt was approximately $558 million, versus its book value of $547 million.

     In connection with the refinancing of $135 million 12.75% senior subordinated notes in November 1992, the Company recorded a $7.4 million extraordinary loss (net of income tax benefit of $3.8 million).

     Interest rates on the Company's other long-term debt range from 8.1% to 16.8%.

     Management believes the Company and its subsidiaries are in compliance with all covenants contained in its long-term debt agreements at June 30, 1995.

     The scheduled maturities of long-term debt for the years ending June 30 are as follows:

                                                                (IN THOUSANDS)
                1996........................................       $ 36,347
                1997........................................         48,780
                1998........................................        160,858
                1999........................................         30,949
                2000........................................         11,817
                Thereafter..................................        335,553
                Total.......................................       $624,304

NOTE 6: LEASES

     Future minimum lease payments required under noncancelable leases (principally for land) and capital leases (principally for equipment) as of June 30, 1995 are as follows:

                                                                   OPERATING     CAPITAL
                                                                    LEASES       LEASES
                                                                   ---------     -------
                                                                   (IN THOUSANDS)
        1996.....................................................   $ 2,293       $ 109
        1997.....................................................     2,236          29
        1998.....................................................     1,900          --
        1999.....................................................     1,873          --
        2000.....................................................     1,796          --
        Thereafter...............................................    70,345          --
                                                                                 -------
        Total minimum payments required..........................   $80,443         138
        Loan interest............................................                    34
                                                                                 -------
        Present value of minimum lease payments..................                 $ 104
                                                                                 =======

     Rent expense for the years ended June 30, 1995, 1994 and 1993 was $2,761,000, $2,288,000 and $2,107,000, respectively and is included in selling, general and administrative expenses.

NOTE 7: EMPLOYEE BENEFIT PLANS

     The Company contributes to multi-employer pension plans under various union agreements. Contributions, based on wages paid to covered employees, totaled approximately $1,999,000, $2,174,000 and $2,157,000 in 1995, 1994 and 1993,
respectively. The Company's share of the unfunded liability related to multi-employer plans, if any, is not determinable.

     The Company expensed voluntary contributions of $1,750,000 in 1995, $1,500,000 in 1994 and 1993 to the Company's 401(k) profit-sharing plan and trust.

     A summary of the provision for income taxes for the years ended June 30 is as follows:

PROVISION FOR INCOME TAXES:

                                                                 1995        1994       1993
                                                                -------     ------     ------
                                                                       (IN THOUSANDS)
Current
  Federal...................................................    $14,165     $6,277     $6,632
  State.....................................................        494        352         --
                                                                            -------    ------
                                                                 14,659      6,629      6,632
Deferred
  Federal...................................................     12,786        876      1,032
  State.....................................................        505         --         --
                                                                            -------    ------
                                                                 13,291        876      1,032
                                                                            -------    ------
                                                                $27,950     $7,505     $7,664
                                                                            =======    ======

     The following table provides a reconciliation between the federal statutory rate and the effective income tax rate from continuing operations at June 30 where both are expressed as a percentage of income.

                                                                1995     1994     1993
                                                                ----     ----     ----
        Tax provision at statutory rate.....................    35.0%    35.0%    34.0%
        Increase (decrease) resulting from:
          Development expenditures for new jurisdictions....     3.1       --       --
          Company provided benefits.........................     2.7      2.5      2.6
          State income tax, net of federal benefit..........     1.0      1.3       --
          Tax preferred investments.........................    (0.1)    (2.5)      --
          Statutory rate change.............................      --      3.8       --
          Other, net........................................     1.8      1.2      1.0
                                                                         -----    -----
                                                                43.5%    41.3%    37.6%
                                                                         =====    =====

     The tax items comprising the Company's net deferred tax liability as of June 30 are as follows:

                                                                   1995        1994
                                                                 --------    --------
                                                                    (IN THOUSANDS)
        Deferred tax liabilities:
        Difference between book and tax basis of property....     $33,053     $22,615
        Difference between book and tax basis of amortizable
          assets.............................................       1,513          --
        Reserve differential for gaming activities...........         894       1,116
        Other................................................       1,192          89
                                                                              -------
                                                                   36,652      23,820
                                                                              -------
        Deferred tax assets:
        Alternative minimum tax credit carryforward..........       3,944       5,351
        Preopening expense amortized for tax purposes........       1,126       1,612
        Provision for doubtful accounts......................         832         795
        Other................................................       1,107         567
                                                                              -------
                                                                    7,009       8,325
                                                                              -------
        Net deferred tax liabilities.........................     $29,643     $15,495
                                                                              =======

     The tax effects of timing differences resulting in deferred income taxes at June 30 were as follows:

                                                                     1993
                                                                --------------
                                                                (IN THOUSANDS)
                Alternative minimum tax.......................      $1,486
                Accelerated depreciation......................        (498)
                Accrual versus cash adjustments...............         446
                Other, net....................................        (402)
                                                                    ------
                                                                    $1,032
                                                                    ======

     The Internal Revenue Service has examined the Company's federal consolidated income tax returns through the year ended June 30, 1989. The Company is currently under examination for fiscal years 1990 through 1992. Management of the Company does not believe any significant adjustments will be required. The Internal Revenue Service is considering a proposal that would limit the federal income tax deductibility of the cost of providing complimentary promotional items to customers. Such a proposal, if adopted, could have a significant effect on the Company's tax rate.

NOTE 9: CAPITAL STOCK AND STOCK INCENTIVE PLANS

  Capital Stock.

     Two hundred million shares of common stock with a par value of $.01 per share are authorized, of which 56,999,018 and 56,816,895 shares were issued at June 30, 1995 and 1994, respectively, including no treasury shares.

     The Company has authorized 5,000,000 shares of $.01 par value preferred stock of which no shares were issued at June 30, 1995 and 1994.

     The Company had 300,000 shares of $100 Preferred Stock with a par value of $.01 per share and redemption value of $100 per share authorized of which 192,598 were issued at June 30, 1993 including 14,717 treasury shares at June 30, 1993. Upon the closing of the initial public offering, such preferred stock automatically converted into common stock of the Company.

  Stock Options.

     In June 1993, shareholders of the Company approved a Flexible Stock Incentive Plan (the "Flexible Plan") which provides for the granting of incentive stock options, as determined under the Internal Revenue Code, to employees of the Company, the granting of non-qualified stock options, stock bonuses and stock appreciation rights to employees, officers, directors and consultants of the Company and for the sale of restricted common stock to such persons. The maximum number of shares of common stock available for issuance under this plan is 4,000,000 shares. As of June 30, 1995, a total of 3,975,100 non-qualified stock options had been issued and none had been exercised.

     Options granted under the plan generally become exercisable as to one-third of the optioned shares each year after the date of grant. Options granted under this plan expire no later than ten years after the grant date. Under the plan, the exercise price of incentive options and non-qualified options granted to certain executive officers may not be less than the fair market value of the optioned stock at the date of grant.

     In June 1993, shareholders of the Company approved a Directors' Non-Qualified Stock Option Plan (the 'Director Plan") which provides for the granting of up to 50,000 common shares. Options granted under the plan become exercisable as to one-fourth of the optioned shares each year after the date of the grant. Options granted under the plan expire no later than ten years after the grant. Under the plan, the exercise price of the options granted may not be less than the fair market value of the optioned stock at the date of grant. At June 30, 1995, a total of 17,000 stock options had been issued and none had been exercised.

                                          NUMBER OF SHARES                OPTION PRICES
                                        --------------------   ------------------------------------
                                         FLEXIBLE   DIRECTOR        FLEXIBLE           DIRECTOR
                                           PLAN       PLAN            PLAN               PLAN
                                        ----------  --------   ------------------  ----------------
Options outstanding at July 1, 1993...          --        --                   --                --
Options granted.......................   2,688,000    15,000              $17.000   $17.00 - $18.50
Options canceled......................      36,800        --               17.000                --
                                         ---------    ------
Options outstanding at June 30,
  1994................................   2,651,200    15,000              $17.000   $17.00 - $18.50
Options granted.......................   1,287,100     2,000               13.625             14.00
Options canceled......................      38,682        --               13.625             14.00
                                         ---------    ------
Options outstanding at June 30, 1995     3,899,618    17,000    $13.625 - $17.000   $14.00 - $18.50
                                         =========    ======
Exercisable options at June 30,
  1995................................     875,610     3,750

     At June 30, 1995, there were 100,382 and 33,000 options available for future grant under the Flexible Plan and Director Plan respectively.

  Employee Stock Purchase Plan.

     In June 1993, shareholders of the Company approved an Employee Stock Purchase Plan, which allows employees to purchase the Company's common stock, through payroll deductions, at a price that shall not be less than 85% of fair market value on the first or last date of the purchase period. The plan provides for a maximum of 1,500,000 shares to be issued. During 1995, 182,123 shares were issued to employees at a price of $9.14. In 1994, 36,944 shares were issued to employees at a price of $12.54. At June 30, 1995, there were 1,280,933 shares available for issuance under the plan.

NOTE 10: LEGAL PROCEEDINGS

     The Company is a defendant in various pending litigation. In the opinion of management, all pending claims in such litigation will not, in the aggregate, have a material adverse effect on the Company.

NOTE 11: INITIAL PUBLIC OFFERING

     In October 1993, the Company completed an initial public offering of 4.6 million shares of common stock at a price of $17 per share. In connection with the closing of the offering, the Company effected a previously declared
11.322241 for 1 split of its common stock. Accordingly, the per share information, average number of shares outstanding and total shares outstanding and the accompanying financial statements have been adjusted as if the stock split occurred as of the earliest period presented. The Company's $100 Preferred Stock automatically converted into common stock of the Company upon the closing of the initial public offering. Proceeds from the offering were approximately $73.1 million.

     Upon the closing of the public offering, the Company acquired all of the outstanding shares of Eldorado, Inc. in exchange for shares of common stock of the Company and assumption of indebtedness. Holders of certain promissory notes of Eldorado, Inc. also received shares of common stock of the Company in exchange for such notes.

NOTE 12: INTERIM INFORMATION (UNAUDITED)

     In the opinion of the Company, the accompanying unaudited Consolidated Financial Statements as of March 31, 1996 and for the nine months ended March 31, 1996 and 1995 contain all adjustments necessary, consisting of only normal recurring adjustments, to present fairly the results of its operations and cash flows for the nine months ended March 31, 1996 and 1995. The operating results and cash flows for the nine months ended March 31, 1996 are not necessarily indicative of the results that will be achieved for the full fiscal year or future periods.

  Recently Issued Accounting Standards.

     The FASB issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" in March 1995. This statement, effective for the Company's fiscal year beginning July 1, 1996, requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management believes that adoption of SFAS No. 121 will not have a significant effect on the financial position or results of operations of the Company.

     The FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation" in October, 1995. This statement, effective for the Company's fiscal year beginning July 1, 1996, requires certain disclosures about the impact on results of operations of the fair value of stock based employee compensation arrangements. Management intends to continue to account for stock based employee compensation arrangements in accordance with Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" and accordingly believes that adoption of SFAS No. 123 will not have a significant effect on the financial position or results of operations of the Company.

  Subsequent Events.

     On April 26, 1996, the Company entered into a stock purchase agreement to acquire Par-A-Dice Gaming Corporation, owner and operator of the Par-A-Dice riverboat casino in East Peoria, Illinois and East Peoria Hotel, Inc., the general partner of a partnership constructing a 204-room hotel adjacent to the Par-A-Dice casino. Closing of the transaction is conditioned upon, among other things, approval of the Illinois Gaming Board. The total purchase price is $175 million and includes the riverboat casino facility, the 204-room hotel and a vacant potential gaming site in Missouri.

     In April 1996, the Company and its wholly-owned subsidiary, California Hotel and Casino, received a commitment for a new $500 million five-year Reducing Revolving Credit Facility. This facility will replace the Company's and its subsidiaries' current bank credit facilities. Availability under the new facility will reduce semiannually starting in the third year. The Company is currently negotiating the closing of this transaction which is expected to be completed in June 1996.

                               [PHOTOS AND MAPS]

                                                              ATLANTIC CITY
ATLANTIC CITY                                                   MARINA MAP
                                                             CENTRAL ILLINOIS
ILLINOIS                                                           MAP
  PAR-A-DICE
    BOAT

                                   RENDERING
                                       OF
                                   PAR-A-DICE
                                     HOTEL

                               [PHOTOS AND MAPS]

MISSISSIPPI

        STATE MAP
        DEPICTING TWO                                               SAM'S TOWN
        PROPERTY LOCATIONS                                            TUNICA

SILVER STAR

                                                                   NEW ORLEANS
                                                                      MAP OF
                                                                   NEW ORLEANS

                               [PHOTOS AND MAPS]

                                              KANSAS CITY
MAP
OF
KANSAS CITY

                                              SAM'S TOWN
                                              KANSAS CITY

     NEW ORLEANS
TREASURE CHEST

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................    9
Use of Proceeds...........................   14
Price Range of Common Stock...............   14
Dividend Policy...........................   15
Capitalization............................   15
Selected Consolidated Financial Data......   16
Pro Forma Consolidated Financial
  Statements..............................   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   22
Business..................................   30
Management................................   38
Principal and Selling Stockholders........   41
Description of Capital Stock..............   43
Underwriting..............................   45
Legal Matters.............................   46
Experts...................................   46
Available Information.....................   46
Incorporation of Certain Documents by
  Reference...............................   47
Index to Consolidated Financial
  Statements..............................  F-1

5,297,201 SHARES

BOYD GAMING
CORPORATION

COMMON STOCK
($.01 PAR VALUE)

[LOGO]
SALOMON BROTHERS INC

GOLDMAN, SACHS & CO.

MONTGOMERY SECURITIES

RAYMOND JAMES &
ASSOCIATES, INC.

PROSPECTUS

DATED             , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the approximate amounts of the fees and expenses payable by the Company in connection with the offering described in the Registration Statement; all amounts are estimated except for the SEC registration fee:

    SEC registration fee.....................................................  $ 33,903
    NYSE and NASD fees.......................................................    56,150
    Printing and engraving expenses..........................................   150,000
    Accounting fees and expenses.............................................   150,000
    Legal fees and expenses..................................................   225,000
    Blue sky fees and expenses (including legal fees)........................    20,000
    Transfer agent's and registrar's fees and expenses.......................     5,000
    Miscellaneous............................................................   109,947
                                                                               ----------
              Total..........................................................  $750,000
                                                                               ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Sections 78.751 and 78.752 of the Nevada Revised Statutes, the Company has broad powers to indemnify and insure its directors and officers against liabilities they may incur in their capacities as such.

     Article VIII of the Company's Restated Articles of Incorporation and
Article 10 of the Company's Restated Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. The Company also has entered into Indemnification Agreements with its executive officers and directors and provides indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances which may include liability, or related loss under the Securities Act and the Exchange Act.

     Under the terms of the Form of Underwriting Agreement, filed as an exhibit hereto, directors, certain officers and controlling persons of the Company are entitled to indemnification under certain circumstances including proceedings under the Securities Act and the Exchange Act.

ITEM 16.  EXHIBITS

  1     Form of Underwriting Agreement (to be filed by amendment).
  3.1   Restated Articles of Incorporation (filed as an Exhibit to Registrant's Registration
        Statement on Form S-1, File No. 33-64006, which became effective on October 15, 1993 and incorporated herein).
  3.2   Restated Bylaws.
  5     Opinion of Morrison & Foerster LLP (to be filed by amendment).
 23.1   Consent of Deloitte & Touche LLP.
 23.2   Consent of Morrison & Foerster LLP (to be included in Exhibit 5 to this Registration
        Statement).
 23.3   Consent of Coopers & Lybrand L.L.P.
 24     Powers of Attorney (see Pages II-3 to II-4).

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants' annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrants hereby understand that:

          (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (ii) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada, on June 7, 1996.

                                          BOYD GAMING CORPORATION

                                          By: /s/  WILLIAM S. BOYD

                                            ------------------------------------
                                          Title Chief Executive Officer

                                             -----------------------------------

                               POWER OF ATTORNEY

     Each of the undersigned hereby appoints William S. Boyd, Ellis Landau and Keith Smith, and each of them (with full power in each to act alone), as attorneys and agents for the undersigned, with full power of substitution for and in the name, place, and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement and any and all applications, instruments, and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable, hereby ratifying and confirming all that each of said attorneys-in-fact, his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacities indicated on the date indicated.

              SIGNATURE                                    TITLE                          DATE
- --------------------------------------    ----------------------------------------    -------------
/s/  WILLIAM S. BOYD                      Chairman of the Board of Directors,         June 7, 1996
- --------------------------------------    Chief Executive Officer and Director
William S. Boyd                           (Principal Executive Officer)
/s/  ELLIS LANDAU                         Senior Vice President, Chief Financial      June 7, 1996
- --------------------------------------    Officer and Treasurer (Principal
Ellis Landau                              Financial Officer)
/s/  KEITH SMITH                          Vice President and Controller               June 7, 1996
- --------------------------------------    (Principal Accounting Officer)
Keith Smith
/s/  ROBERT L. BOUGHNER                   Director                                    June 7, 1996
- --------------------------------------
Robert L. Boughner
/s/  WILLIAM R. BOYD                      Director                                    June 7, 1996
- --------------------------------------
William R. Boyd
/s/  MARIANNE BOYD JOHNSON                Director                                    June 7, 1996
- --------------------------------------
Marianne Boyd Johnson
/s/  KENNY C. GUINN                       Director                                    June 7, 1996
- --------------------------------------
Kenny C. Guinn

              SIGNATURE                                    TITLE                          DATE
- --------------------------------------    ----------------------------------------    -------------
/s/ WARREN L. NELSON                      Director                                    June 7, 1996
- --------------------------------------
Warren L. Nelson
                                          Director                                    June  , 1996
- --------------------------------------
Charles L. Ruthe
/s/  DONALD D. SNYDER                     Director                                    June 7, 1996
- --------------------------------------
Donald D. Snyder
/s/  PERRY B. WHITT                       Director                                    June 7, 1996
- --------------------------------------
Perry B. Whitt

                               INDEX TO EXHIBITS

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                 DESCRIPTION                                    PAGES
- ------   ------------------------------------------------------------------------  ------------
  1      Form of Underwriting Agreement (to be filed by amendment)...............
  3.1    Restated Articles of Incorporation (filed as an Exhibit to Registrant's
         Registration Statement on Form S-1, File No. 33-64006, which became effective on October 15, 1993 and incorporated herein)..................
  3.2    Restated Bylaws.........................................................
  5      Opinion of Morrison & Foerster LLP (to be filed by amendment)...........
 23.1    Consent of Deloitte & Touche LLP........................................
 23.2    Consent of Morrison & Foerster LLP (to be included in Exhibit 5 to this
         Registration Statement).................................................
 23.3    Consent of Coopers & Lybrand L.L.P......................................
 24      Powers of Attorney (see Pages II-3 to II-4).............................